Exhibit 10.1
Execution Version

BUILD TRANSFER AGREEMENT
BY AND AMONG
NEW MEXICO RENEWABLE ENERGY TRANSMISSION AUTHORITY,
WESTERN SPIRIT TRANSMISSION LLC
AND
PUBLIC SERVICE COMPANY OF NEW MEXICO
DATED AS OF MAY 1, 2019

37528802
243910.33A-HOUSR01A - MSW

Table of Contents
Page
ARTICLE I

DEVELOPMENT AND CONSTRUCTION OF PROJECT

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

ARTICLE III

REPREENTATIONS AND WARRANTIES RELATING TP WST SELLER, THE PROJECT ASSETS AND REAL PROPERTY

ARTICLE IV

REPRESENTATION AND WARRANTIES RELATING TO RETA SELLER

ARTICLE V

REPRESENTATION AND WARRANTIES OF BUYER

Section 5.1	Organization and Existence	30
Section 5.2	Authorization	30
Section 5.3	Noncontravention	30
Section 5.4	Governmental Approvals	31
Section 5.5	Compliance with Laws	31
Section 5.6	Legal Proceedings	31
Section 5.7	Brokers	31
Section 5.8	Available Funds	31
Section 5.9	Buyer Ownership, Operations and Maintenance Permits	31
Section 5.10	Information	31

ARTICLE VI

COVENANTS

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

Section 7.1	Buyer Conditions Precedent to Closing	48

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

Section 8.1	WST Seller Closing Conditions Precedent	50
Section 8.2	RETA Seller Closing Conditions Precedent	51

ARTICLE IX

TERMINATION

Section 9.1	Termination Prior to the Closing Date	51
Section 9.2	Procedure and Effect of Termination	52
Section 9.3	Contractual Liability of RETA Seller	53

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.7	Exclusive Remedies	58
Section 10.8	Subrogation of Claims Against Third Parties	58
Section 10.9	New Mexico Specific Provisions	59

ARTICLE XI

GENERAL PROVISIONS

v

ANNEXES

Annex 1	Definitions
Annex 2	Project Scope and Specifications
Annex 3	Project Site
Annex 4	Form of Monthly Development and Construction Report
Annex 5	Form of Bill of Sale and Assignment
Annex 6	Form of Non-State Lands Real Property Assignment Agreement
Annex 7	Form of State Lands Assignment Agreement
Annex 8A	Form of WST Seller FIRPTA Certificate
Annex 8B	Form of RETA Seller FIRPTA Certificate
Annex 9	Form of Development Completion Acknowledgement
Annex 10	Form of Commercial Operation Date Certificate
Annex 11	Key EPC Contract Terms
Annex 12	Project Schedule and Project Milestones
Annex 13	Project Costs
Annex 14	Material Completion Certificates
Annex 15	Pre-Approved Real Property Agreements
Annex 16A	Form of Special Warranty Deed
Annex 16B	Form of Quitclaim Deed
Annex 17	Form of Eminent Domain License

BUILD TRANSFER AGREEMENT

THIS BUILD TRANSFER AGREEMENT (this “Agreement”), dated as of May 1, 2019 (the “Execution Date”), is made and entered into by and among NEW MEXICO RENEWABLE ENERGY TRANSMISSION AUTHORITY, a public body of the State of New Mexico, politic and corporate, separate and apart from the state, constituting a governmental instrumentality for the performance of essential public functions (“RETA Seller”), WESTERN SPIRIT TRANSMISSION LLC, a Delaware limited liability company (“WST Seller”, and together with RETA Seller, the “Sellers”, and each, a “Seller”) and PUBLIC SERVICE COMPANY OF NEW MEXICO, a New Mexico corporation (“Buyer”).

RECITALS

WHEREAS, as of the Execution Date, RETA Seller and WST Seller, as lessee of RETA Seller, are developing an approximately one hundred sixty-five (165) mile 345 kV transmission line, (a) commencing in Santa Fe County, routed south from Buyer’s existing Clines Corners Switching Station through Torrance, Socorro, Valencia and Bernalillo Counties, New Mexico, to (i) an interconnection point in Torrance County, which will be at a new 345 kV switching station, which will be built by WST Seller and known as the Western Spirit Switchyard, interconnecting the transmission line and wind generation project(s) and (ii) an interconnection point at Buyer’s new Pajarito Switching Station in Bernalillo County, interconnecting the transmission line to Buyer’s West Mesa-Sandia 345 kV line, which will be built by Buyer pursuant to the Wires-to-Wires Agreement and is expressly excluded from the definition of “Project” (as is the Pajarito Switching Station, for the avoidance of doubt) and (b) which will include a mid-point series compensation station to be built in Socorro County and known as the Abo Station, which will be built by WST Seller (the foregoing (except as set forth above), collectively, the “Project”, as further described on Annex 2); and

WHEREAS, on the Closing Date, each Seller desires to sell, and Buyer desires to purchase, the Project and the other Project Assets owned by such Seller, and Buyer desires to assume, and each Seller desires to assign, the Assumed Liabilities held by such Seller, in each case on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties set forth herein, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I

DEVELOPMENT AND CONSTRUCTION OF PROJECT

Section 1.1    WST Seller’s Development Obligations. As between Buyer and WST Seller, prior to the Closing Date, WST Seller shall be solely responsible for, and Buyer shall have no obligation or liability or responsibility for costs and expenses with respect to, the development, construction, financing, energization and testing of the Project. WST Seller shall use commercially reasonable efforts to perform or provide, or cause to be performed or provided, all necessary work and services required in connection with the development (which for the avoidance of doubt includes permitting), construction, financing, energization and testing of the Project through the Closing Date and Buyer shall not have responsibility for such work and services prior to the Closing Date. All such work and services performed by WST Seller shall be performed in accordance with Prudent Utility Practice, the Specifications, the Master Lease Agreement, applicable conditions of the NMPRC Approval and FERC Approvals (including any conditions of the NMPRC Approval or FERC Approvals with respect to timing of construction, interconnection, the specifications of the as-built Project, the Project Site and the prudency of Project Costs) and otherwise in accordance with this Agreement and all applicable Laws and Permits.

Section 1.2    Project Milestones; Corrective Action Plans.

(a)    Project Milestones.

(i)    WST Seller shall use commercially reasonable efforts to (x) cause the development, construction, energization and testing of the Project to meet each Project Milestone set forth on the Project Schedule on or prior to the date corresponding thereto on the Project Schedule and (y) cause the EPC Contractors to perform the work pursuant to the applicable EPC Contract in accordance with a schedule that allows the Project Milestones to be achieved in accordance with the Project Schedule. WST Seller shall deliver written notice to Buyer promptly following the date on which any Project Milestone for which WST Seller is responsible has been achieved, together with reasonable supporting evidence thereof.

(ii)    Buyer shall deliver written notice to WST Seller within ten (10) Business Days following Buyer’s receipt of WST Seller’s notification of proposed Project Milestone achievement which shall confirm or reject the achievement of the applicable Project Milestone and which in the case of a rejection shall contain reasonable supporting evidence thereof. Buyer shall be deemed to confirm any Project Milestone if it does not send any such written notice within such ten (10) Business Day period.

(iii)    Within ten (10) Business Days following receipt of any such written notice from Buyer that rejects a Project Milestone identified in Annex 12 as reviewable by the Independent Engineer, WST Seller shall submit its original written notice and Buyer’s written rejection, along with all reasonable supporting evidence, to the Independent Engineer. The Independent Engineer shall, at the sole cost and expense of WST Seller, review the notices and evidence and determine, based on its professional judgement and all relevant facts (including any facts included by Buyer in its written rejection), whether the applicable Project Milestone has been achieved. Such determination by the Independent Engineer shall be deemed to be agreed to by the Parties and shall become final and binding upon the Parties for all purposes hereunder (with respect to the facts and circumstances at the time of such determination), subject to the exception in Section 1.2(a)(iv) for the determination regarding whether the conditions set forth in clause (a) of the definition of “Commercial Operation” have been satisfied (but in no event shall this provision apply to a determination regarding whether the conditions precedent for achievement of Development Completion Acknowledgement have been achieved or whether the conditions set forth in clauses (b) through (d) of the definition of “Commercial Operation” have been satisfied).

(iv)    Notwithstanding Section 1.2(a)(iii) or anything in this Agreement to the contrary, with respect to determining whether the conditions set forth in clause (a) of the definition of “Commercial Operation” have been satisfied, if Buyer disagrees with the decision of the Independent Engineer issued in accordance with Section 1.2(a)(iii) then Buyer may, within ten (10) Business Days, elect to have an independent engineer selected by Buyer from Section A1-IE of Sellers’ Disclosure Letter (which for the avoidance of doubt is a separate independent engineer than the Independent Engineer) make a determination as to whether the conditions set forth in clause (a) of the definition of “Commercial Operation” have been satisfied. Such independent engineer shall take into account all reasonable supporting evidence presented by WST Seller and Buyer. In the event that Buyer has made the foregoing election in this Section 1.2(a)(iv), such determination by such independent engineer shall be deemed to be agreed to by the Parties and shall become final and binding upon the Parties for all purposes hereunder (with respect to the facts and circumstances at the time of such determination).

(v)    In the event that Buyer has not made the election in Section 1.2(a)(iv) to use a second independent engineer within such ten (10) Business Day period, then the determination by the first Independent Engineer shall be deemed to be agreed to by the Parties and shall be final and binding upon the Parties for all purposes hereunder (with respect to the facts and circumstances at the time of such determination).

(b)    Corrective Action Plans.

(i)    In the event that completion of a particular Project Milestone for which WST Seller is responsible is not achieved by the date set forth on the Project Schedule (other than as a result of a Force Majeure Event or Buyer-Caused Delay), WST Seller shall promptly (and in any event, within ten (10) Business Days) submit to Buyer a proposed Corrective Action Plan, including a revised completion date for such Project Milestone that will allow the Commercial Operation Date to be achieved before the Outside Closing Date. Buyer shall notify WST Seller of its approval (such approval not to be unreasonably withheld, conditioned or delayed) of any such Corrective Action Plan within ten (10) Business Days following Buyer’s receipt of such Corrective Action Plan.

(ii)    If Buyer reasonably believes that any Corrective Action Plan proposed by WST Seller is not feasible, Buyer shall send WST Seller a written notice explaining why it believes such Corrective Action Plan is not feasible within ten (10) Business Days following Buyer’s receipt of such Corrective Action Plan. Buyer shall be deemed to accept any Corrective Action Plan if it does not send any such written notice within such ten (10) Business Day period. Within ten (10) Business Days following receipt of any such written notice from Buyer, WST Seller shall submit the Corrective Action Plan to the Independent Engineer. The Independent Engineer shall, at the sole cost and expense of WST Seller, review the Corrective Action Plan and determine whether such Corrective Action Plan proposed by WST Seller is feasible. Such determination by the Independent Engineer shall be deemed to be agreed to by the Parties and shall become final and binding upon the Parties for all purposes hereunder.

(iii)    WST Seller shall implement and diligently comply with any Corrective Action Plan approved by Buyer (or deemed accepted by Buyer) or determined to be feasible by the Independent Engineer.

(c)    Termination Right. Notwithstanding any other provisions of this Agreement (but without limiting Section 1.3), Buyer shall have the right to terminate this Agreement pursuant to Section 9.1(g), by delivery of thirty (30) days’ prior written notice thereof to Sellers, in the event that (i) WST Seller fails to achieve one or more Project Milestones for which WST Seller is responsible resulting in a projected Commercial Operation Date beyond the Outside Closing Date and (ii) WST Seller has failed to submit a Corrective Action Plan that has been approved under Section 1.2(b)(i) or 1.2(b)(ii) (including by determination of the Independent Engineer) under which the Commercial Operation Date would be achieved prior to the Outside Closing Date; provided, however, that such notice of termination shall be deemed to have been withdrawn if, prior to the termination date specified therein, the Independent Engineer certifies to Buyer, pursuant to the written request of WST Seller, at the sole cost and expense of WST Seller, that based on the professional judgment of the Independent Engineer and all relevant facts (including WST Seller’s commitment to a Corrective Action Plan and the feasibility thereof), the Commercial Operation Date is reasonably likely to be achieved on or prior to the Outside Closing Date notwithstanding such delay.

Section 1.3    Force Majeure; Buyer-Caused Delays.

(a)    Effect of Force Majeure and Buyer-Caused Delays. None of Buyer or Sellers shall be considered to be in default in the performance of their respective obligations hereunder, and the date for achievement of any Project Milestone specified on the Project Schedule and the Outside Closing Date shall be extended, to the extent the failure or delay of performance or of satisfaction of such Project Milestone, or to achieve the Closing, respectively, is due to a Force Majeure Event or Buyer-Caused Delay. The non-affected party shall be excused from its corresponding performance obligations to the extent due to the affected party’s failure or delay of performance. Notwithstanding the foregoing, any obligation to make payments accrued prior to the Force Majeure Event or Buyer-Caused Delay shall not be excused. The burden of proof for establishing the existence and consequences of a Force Majeure Event or Buyer-Caused Delay lies with the party initiating the claim.

(b)    Notice of Force Majeure and Buyer-Caused Delays. As soon as possible following the occurrence of an event the affected party believes is a Force Majeure Event or Buyer-Caused Delay, the affected party desiring to invoke a Force Majeure Event or a Buyer-Caused Delay as a cause for delay in its performance of, or failure to perform, any obligation hereunder, shall provide the other party written notice describing in detail the Force Majeure Event or Buyer-Caused Delay, as applicable, including the expected duration and effect thereof. Promptly after a notice is given pursuant to the preceding sentence, Buyer and Sellers shall meet in person or telephonically to discuss the basis and terms upon which the arrangements set out in this Agreement shall be continued, taking into account the effects of such Force Majeure Event or Buyer-Caused Delay, as applicable.

(c)    Mitigation of Force Majeure and Buyer-Caused Delays. The suspension of performance due to a Force Majeure Event or Buyer-Caused Delay shall be of no greater scope and of no longer duration than is required by the Force Majeure Event or Buyer-Caused Delay, as applicable. The party suffering a Force Majeure Event or Buyer-Caused Delay, as applicable, shall use commercially reasonable efforts to avoid or otherwise mitigate the effects of such Force Majeure Event or Buyer-Caused Delay, as applicable, and to resume normal performance under this Agreement promptly upon the cessation of such Force Majeure Event or Buyer-Caused Delay, as applicable.

(d)    Termination for Force Majeure or Buyer-Caused Delay. Notwithstanding any other provisions of this Agreement, (i) Buyer shall have the right to terminate this Agreement pursuant to Section 9.1(g), by delivery of thirty (30) days’ prior written notice thereof to Sellers prior to the resumption of performance by Sellers, in the event that Sellers’ performance has been impaired or delayed by one or more Force Majeure Events for a period of eighteen (18) consecutive months and (ii) WST Seller shall have the right to terminate this Agreement pursuant to Section 9.1(h), by delivery of thirty (30) days’ prior written notice thereof to Buyer and RETA Seller, in the event that a Buyer-Caused Delay has impaired or delayed Sellers’ performance for a period of eighteen (18) consecutive months.

Section 1.4    Reporting; Certain Deliverables; Coordination.

(a)    Monthly Development and Construction Report; Other Reporting Obligations. From the Execution Date until the Commercial Operation Date, on or prior to thirty (30) days following the end of each calendar month, WST Seller shall provide Buyer with a monthly development and construction report for such prior month with respect to the development and construction of the Project, in the form of Annex 4, which for the avoidance of doubt will include a detailed report with respect to Project Costs WST Seller claims to have incurred in such calendar month, with respect to each Project Milestone and in the aggregate with respect to the Project. Notwithstanding the foregoing obligations of WST Seller in this Section 1.4(a), from the Execution Date until the Closing Date, WST Seller shall use commercially reasonable efforts to (x) communicate with Buyer regarding the Project’s development and construction on an as-needed basis (which may be more frequently than a monthly basis) in WST Seller’s reasonable discretion, and (y) make available for consultation with Buyer, such representatives as may be necessary to respond to reasonable inquiries of Buyer, in each case, prior to the Closing Date. In addition, from the Execution Date until the Closing Date, WST Seller shall notify Buyer as soon as commercially practicable of any material occurrence related to the development and construction activities of the Project that has resulted in, will result in, or would reasonably be expected to result in (i) a failure of the Project to be developed and constructed in accordance with the Specifications, in accordance with Prudent Utility Practice and in accordance with the requirements of the NMPRC Approval and the FERC Approvals and other requirements of Governmental Entities, (ii) a failure, or any event that could reasonably be expected to result in the failure of the Project to achieve the Commercial Operation Date by the Outside Closing Date, (iii) a material violation or failure of the Project’s or Sellers’ compliance with applicable Laws and Permits or the Master Lease Agreement, (iv) the death, serious bodily injury or significant property damage of any Person, (v) any material claim, demand or action against the Project or either Seller related to the Project and (vi) any other event that could reasonably be expected to result in a failure of Sellers to satisfy the requirements for Closing set forth in Article VII or a failure to consummate the Transactions.

(b)    Notices and Communication. From the Execution Date until the Closing Date, WST Seller or where applicable, RETA Seller, shall promptly post to the Data Room copies of all notices, orders, inspection reports, material correspondence or other material communications, which, in each case, WST Seller or RETA Seller, as applicable, delivers to or receives from any Third Person in connection with the development and construction of the Project, including all material communications from Governmental Entities but excluding in all events any information delivered pursuant to any Excluded Contract or any information described in the definition of Excluded Books and Records.

(c)    Monthly Updates. From the Execution Date until the Closing Date, on the fifth (5th) Business Day of each calendar month, WST Seller shall (i) provide Buyer with an update of all items subject to an update of the Sellers’ Disclosure Letter as of the last date of the preceding calendar month, as contemplated to be in effect on the Development Completion Acknowledgement Date or on the Closing Date, as applicable, and (ii) update the Data Room to include items referenced on the corresponding update of the Sellers’ Disclosure Letter.

(d)    Reports and Reliance Letters. On the Development Completion Acknowledgement Date, WST Seller shall provide Buyer with a list of all studies and reports related to the Project that are in either Seller’s possession. Buyer shall identify any studies or reports for which it reasonably requires a letter or undertaking from the author of such study or report permitting Buyer to rely on the contents therein. WST Seller shall use commercially reasonably efforts to obtain and deliver any such letter or undertaking to Buyer prior to the Closing Date.

(e)    Specifications. The Specifications for the Project, which for the avoidance of doubt include the commissioning and testing procedures and the QA/QC requirements related to the Project, are set forth in Annex 2. WST Seller and Buyer shall use commercially reasonable efforts to agree on (i) additions to the Specifications where such additional information was not available for inclusion in the Specifications as of the Execution Date, and (ii) modifications to the Specifications to the extent necessary to accommodate the construction and development of the Project and interconnection of the Project with Buyer’s transmission system (in each case, consistent with the Specifications agreed to by the Parties at the Execution Date); provided that WST Seller and Buyer shall agree to any such additions or modifications reasonably requested by the other Party; provided, further, that WST Seller shall not be required to agree to any such additions or modifications proposed by Buyer that would lead to a material increase in Project Costs or be reasonably expected to materially delay the achievement of any Project Milestone. To the extent WST Seller and Buyer agree on any additional or modified specifications for the Project, including any commissioning and testing procedures, such additional specifications shall be deemed to be part of Annex 2 only if an authorized signatory of each of Buyer and WST Seller has executed a document evidencing the relevant Party’s agreement thereto.

(f)    Coordination. Within thirty (30) days following the Execution Date, each of Buyer and WST Seller shall designate a representative and two (2) alternative appointees that shall serve as such Party’s contact for consultation on design and construction activities. At least ninety (90) days prior to each Interconnection Date, WST Seller and Buyer shall use commercially reasonable efforts, consistent with Prudent Utility Practice, to initiate a process to (i) coordinate the installation of required equipment associated with the Project, (ii) complete any necessary switching procedures and operating procedures for the point of interconnection for the new transmission facilities, (iii) develop and finalize detailed energization procedures and (iv) convene a meeting of their designated representatives to finalize operating procedures for interim operational configurations and the final operational configuration.

(g)    EPC Contract Certificates. Prior to the Closing Date, WST Seller shall, promptly following WST Seller’s receipt thereof, provide Buyer with the certificates set forth in Annex 14 that are received under any applicable EPC Contract. Provided that WST Seller has acted in accordance with the requirement of Annex 2, Buyer shall provide WST Seller with any comments with respect to such certification within ten (10) Business Days following Buyer’s receipt of such certificate. WST Seller shall consider in good faith any comments provided by Buyer that relate to any issue which Buyer raises within such ten (10) Business Day period following Buyer’s receipt of such certificate.

(h)    Private Letter Ruling; EPC Contracts.

(i)    WST Seller shall, or shall cause the applicable EPC Contractor(s) to, apply for the Private Letter Ruling within one hundred twenty (120) days following the Execution Date; provided, however, that WST Seller may, or may cause any such applicable EPC Contractor(s), to withdraw the Private Letter Ruling if, after submitting the proposed Private Letter Ruling to, and discussing the proposal with, NMTRD, the NMTRD indicates that it is unlikely to issue the Private Letter Ruling. WST Seller shall, or shall cause the applicable EPC Contractor(s) to, (x) permit Buyer to have reasonable time and opportunity (and in no event less than seven (7) Business Days) to review and comment on the application for the Private Letter Ruling and will consider in good faith the incorporation of any comments reasonably requested by Buyer and (y) provide Buyer the opportunity to participate in any in person meetings and teleconferences that WST Seller and/or such applicable EPC Contractor(s) has with NMTRD in connection with the Private Letter Ruling.

(ii)    In the event that WST Seller or the applicable EPC Contractor(s) receive the Private Letter Ruling, WST Seller shall contract with a single EPC Contractor that will act as construction manager, as contracting agent for other EPC Contractors, and as the single point of contact for Buyer relating to all other EPC Contracts following the Closing. WST Seller shall require that such EPC Contractor coordinate the administration of all other EPC Contracts (including the administration of warranty claims thereunder) and take full responsibility for the design of the Project, all warranties related to the Project and all schedule obligations under all other EPC Contracts. WST Seller shall also use commercially reasonable efforts to maximize the transfer of any other risks to such EPC Contractor.

(iii)    In the event that WST Seller or the applicable EPC Contractor(s), as applicable, do not receive the Private Letter Ruling (including if it or they withdraw the Private Letter Ruling in accordance with Section 1.4(h)(i)), WST Seller may, subject to the definition of “EPC Contract”, contract directly with an unlimited number of EPC Contractors; provided, however, that WST Seller shall contract with a single EPC Contractor that will act as construction manager, with the obligation to coordinate the administration of all other EPC Contracts (including the administration of warranty claims thereunder). Furthermore, such construction manager and one other EPC Contractor shall, between them, take full responsibility for the design of the Project, all warranties related to the Project and all schedule obligations under all other EPC Contracts. WST Seller shall also use commercially reasonable efforts to maximize the transfer of any other risks to such EPC Contractors.

Section 1.5    Development Completion Acknowledgement.

(a)    WST Seller shall send written notice to Buyer upon satisfaction (or written waiver by Buyer) of the following conditions (other than those conditions that by their nature are to be satisfied on the Development Completion Acknowledgement Date, but subject to the satisfaction or waiver of such conditions):

(i)    NMPRC Approval and FERC Approvals. Buyer has received the NMPRC Approval and the FERC Approvals, and the NMPRC Approval and the FERC Approvals are validly issued and in full force and effect.

(ii)    Critical Development Work. Sellers shall have performed the following actions related to development of the Project: (1) obtained, or initiated eminent domain proceedings to obtain (with the only unresolved issues outstanding, if any, being the compensation due to the condemnee(s) in connection with such eminent domain proceedings), Real Property sufficient for a contiguous route for the transmission line portion of the Project in accordance with Annex 3; (2) obtained all Transferred Permits and Construction Permits necessary to construct the Project (other than any ministerial Permits or Permits reasonably expected to be obtained before such Permit becomes required pursuant to applicable Law and in any event prior to the Closing Date) and the Bernalillo County Approvals; provided that, if the Bernalillo County Approvals have not been obtained, this condition shall be satisfied with respect to the Bernalillo County Approvals unless Buyer has a reasonable belief that the condition set forth in Section 7.1(n) will not be satisfied by the Closing Date, and (3) arranged for debt and equity financing in an amount sufficient to construct the Project (which financing may be subject to receipt of the Development Completion Acknowledgement).

(iii)    Representations and Warranties. After giving effect to the Development Completion Disclosure Letter contemplated in Section 6.10:

(1)    each of the Seller Fundamental Representations is true and correct in all respects as of the Development Completion Acknowledgement Date, except to the extent that any such Seller Fundamental Representation (x) has been expressly made only as of an earlier date, in which case such Seller Fundamental Representation was true and correct in all respects as of such earlier date, or (y) will only be made as of the Closing Date; and

(2)    each of the representations and warranties (other than the Seller Fundamental Representations and the Eminent Domain Property Representations) of each Seller in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifiers contained therein) is true and correct in all material respects as of the Development Completion Acknowledgement Date, except for representations and warranties (x) which are as of a specific date, which shall be true and accurate as of such date, and (y) which will only be made as of the Closing Date.

(iv)    WST Seller has delivered to Buyer a Phase I Environmental Site Assessment (“ESA”) for the Project Site, prepared in accordance with either ASTM E1527-13 or ASTM 2247-16 (ESA for Forestland or Rural Property) (and in the case of ASTM 2247-16, such use shall be in accordance with Section 1.1.1 thereof), that is (1) prepared prior to any construction on the Project Site and (2) not objected to in writing by Buyer by the earlier of (x) ten (10) Business Days following receipt of such ESA or (y) the deadline set forth in Section 1.5(b) to respond to a properly-submitted written notice from WST Seller in accordance with this Section 1.5(a), which objection may only be issued as a result of (A) environmental conditions identified in the ESA at or adjacent to the Project Site that are reasonably likely to pose a risk of Liability (other than an immaterial Liability) or reasonably likely to impair (other than in an immaterial way) the use and operation of the Project Assets or (B) a failure to comply with the appropriate ASTM standard (other than in an immaterial way).

(v)    WST Seller has delivered to Buyer each Real Property Agreement in effect as of the Development Completion Acknowledgement Date, and (i) each Real Property Agreement with respect to an easement or right-of-way granted by a private landowner (other than any easement or right-of-way granted to RETA Seller pursuant to a court order following an eminent domain proceeding) shall be substantially in the form of an agreement attached hereto as Annex 15; provided that any such Real Property Agreement may include any provision expressly approved by Buyer in writing, and (ii) each Real Property Agreement granted by a Governmental Entity that is required by applicable Law to use a prescribed form, including any easement or right-of-way granted by the New Mexico Commissioner of Public Lands, shall be in such form (unless otherwise agreed by the applicable Governmental Entity).

(vi)    WST Seller has provided Buyer with a survey of the Real Property performed in accordance with the Minimum Standards for Surveying in New Mexico (as set forth in 12.8.2.12 NMAC) applicable to an “Easement Survey” (as defined therein) (the “Survey”).

(vii)    An Affiliate of WST Seller shall have delivered to Buyer a counterpart to each LGIA, duly executed by such Affiliate; provided that, this Section 1.5(a)(vii) shall only be a condition with respect to an LGIA if Buyer has tendered such LGIA to such Affiliate no later than thirty (30) days prior to the expected Development Completion Acknowledgement Date.

(viii)    WST Seller shall have delivered to Buyer a counterpart to the Wires-to-Wires Agreement, duly executed by WST Seller; provided that, this Section

1.5(a)(viii) shall only be a condition if Buyer has tendered the Wires-to-Wires Agreement to WST Seller no later than thirty (30) days prior to the expected Development Completion Acknowledgement Date.

(b)    Within ten (10) Business Days following receipt of a properly-submitted written notice from WST Seller in accordance with Section 1.5(a), Buyer shall deliver to WST Seller (i) the Development Completion Acknowledgement (the date on which the Development Completion Acknowledgement is actually delivered being referred to as the “Development Completion Acknowledgement Date”) or (ii) if Buyer reasonably believes that the conditions set forth in Section 1.5(a) have not been satisfied, a written notice explaining why Buyer believes such conditions set forth in Section 1.5(a) have not been satisfied.

(c)    If Buyer delivers a written notice explaining why it believes such conditions set forth in Section 1.5(a) have not been satisfied, then WST Seller may resubmit a written notice to Buyer in accordance with Section 1.5(a), and Buyer shall respond to such written notice in accordance with Section 1.5(b).

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 2.1    Purchase and Sale of the Project Assets. Subject to and upon the terms and conditions contained herein and excluding the Excluded Assets, at the Closing, each Seller shall sell, assign and transfer to Buyer, and Buyer shall purchase, acquire and accept from such Seller, all rights, title and interest of such Seller in and to all of the following properties, assets and rights of any kind, whether real, personal or mixed, tangible or intangible, owned, licensed or otherwise held by such Seller, wherever located (all such properties, assets and rights, collectively, the “Project Assets”), free and clear of any Liens other than Permitted Liens:

(a)    (i) the Real Property primarily used, or primarily held for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project, all of which is set forth in Sections 3.10(a) and 3.10(c) of Sellers’ Disclosure Letter (but excluding, for the avoidance of doubt, the Eminent Domain Property) and (ii) all Improvements to and on the Real Property and all Improvements to and on the Eminent Domain Property, a preliminary accounting of which is set forth in Annex 13;

(b)    the machinery, equipment, materials, supplies, fixed assets and other tangible personal property owned or by such Seller which are (i) located at the Project, (ii) in transit to the Project and primarily used, or held primarily for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project or (iii) otherwise primarily used, or held primarily for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project, a preliminary accounting of which is set forth in Annex 13;

(c)    (i) all Permits of such Seller primarily used, or held primarily for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project by such Seller, all of which are set forth in Section 3.7(b) of Sellers’ Disclosure

Letter (but excluding the Bernalillo County Approvals, collectively, the “Transferred Permits”) and (ii) all applications for any such Permits filed on or before the Closing Date by such Seller (the “Permit Applications”); provided that in no event shall Permits that were required for the development and/or construction of the Project and will no longer be used, or held for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project from and after the Closing Date (the “Construction Permits”) constitute Transferred Permits;

(d)    all Contracts of such Seller relating primarily to or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project, all of which are set forth in Section 3.9(a) of Sellers’ Disclosure Letter (including the Real Property Agreements, but excluding any such Contracts that have expired, terminated, or been substantially performed (with only immaterial obligations remaining outstanding), or which are reasonably expected to have expired, terminated or been substantially performed (with only immaterial obligations remaining outstanding), in each case, in accordance with their respective terms (without any further rights accruing to such Seller (other than any immaterial rights)) on or before the Closing Date and excluding any Excluded Contracts to which WST Seller is a party, collectively, the “Assigned Contracts”) and including all original or later issued warranties or ancillary warranties (including warranties provided by Subcontractors and other contractors, manufacturers, suppliers and vendors, and including all workmanship warranties and guaranties) related to such Contracts applicable to the Project or the Project Assets (the “Assigned Warranties”);

(e)    all Books and Records of such Seller;

(f)    (i) all Intellectual Property owned by such Seller and primarily used, or held primarily for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project, and (ii) all licenses and other use rights of such Seller to third-party Intellectual Property under Contracts to the extent transferrable pursuant to applicable Law (except to the extent that such Contracts are Assigned Contracts, which are in all cases included in the Project Assets);

(g)    all rights of such Seller in and to any studies and reports relating to the Project with such reliance letters obtained in accordance with Section 1.4(d); and

(h)    subject to Sections 2.2(d) and 2.2(f), all rights to causes of action, lawsuits, judgments, claims and demands of any nature, whether mature, contingent or otherwise, whether in tort, contract or otherwise, in favor of such Seller or any of its Affiliates and to the extent arising out of or relating to the Project Assets or Assumed Liabilities, whether by way of counterclaim or otherwise, including applicable rights of indemnity, applicable warranty rights (including applicable rights under Subcontractor warranties), applicable rights of contribution, applicable rights to refunds, applicable rights of reimbursement and other applicable rights of recovery (regardless of whether such rights are currently exercisable), but excluding, for the avoidance of doubt and subject to Section 6.20, any rights to the RETA Eminent Domain Proceedings.

Section 2.2    Excluded Assets. Notwithstanding anything contained in this Agreement to the contrary, no Seller shall sell, assign or transfer to Buyer, and Buyer shall not purchase from such Seller, any rights, title or interest of such Seller or any of its Affiliates in or to any of any properties, assets or rights of any kind, whether tangible or intangible, owned, licensed, leased or otherwise held by such Seller or any of its Affiliates that are not expressly referenced in Section 2.1, including the following (collectively, the “Excluded Assets”):

(a)    all Excluded Books and Records;

(b)    all equity interests of such Seller or any of its Affiliates or owned by such Seller or any of its Affiliates;

(c)    all rights to (i) causes of action, lawsuits, judgments, claims and demands of any nature, whether mature, contingent or otherwise, whether in tort, contract or otherwise, in favor of such Seller or any of its Affiliates and to the extent arising out of or relating to any Excluded Asset or any Excluded Liability, whether by way of counterclaim or otherwise, including applicable rights of indemnity, applicable warranty rights (including applicable rights under Subcontractor warranties), applicable rights of contribution, applicable rights to refunds, applicable rights of reimbursement and other applicable rights of recovery (regardless of whether such rights are currently exercisable) and (ii) subject to Section 6.20, the RETA Eminent Domain Proceedings;

(d)    all rights to Tax refunds, credits or similar benefits or Tax attributes to the extent relating to or attributable to any Excluded Liabilities;

(e)    all cash, cash equivalents, certificates of deposit, bank deposits, commercial paper, securities, accounts receivable and any similar current assets of such Seller or any of its Affiliates;

(f)    all rights to any refunds, deposits, credits or similar benefits, to the extent Buyer has not reimbursed such Seller for such refund, deposit, credit or similar benefit;

(g)    all Permits of such Seller or any of its Affiliates, other than the Transferred Permits or the Permit Applications;

(h)    all Contracts of such Seller or any of its Affiliates other than the Assigned Contracts, including the Excluded Contracts;

(i)    all casualty, liability and other insurance policies maintained by such Seller or any of its Affiliates and all rights of any nature relating thereto, including all rights to insurance recoveries thereunder and to assert claims thereunder;

(j)    all rights of such Seller and its Affiliates under this Agreement and the Ancillary Agreements; and

(k)    all rights of such Seller in real property not primarily used, or primarily held for use, in, or necessary for, the ownership, operation, maintenance, leasing, development or construction of the Project, and all Improvements thereon and thereto.

Section 2.3    Assumed Liabilities. Subject to and upon the terms and conditions contained herein, at the Closing, Buyer shall assume from each Seller, and such Seller shall assign and delegate to Buyer (and thereafter Buyer shall pay, perform or discharge), the following Liabilities (collectively, the “Assumed Liabilities”):

(a)    all Liabilities of such Seller arising from the applicable Project Assets, including, for the avoidance of doubt, the Specified Land Payments;

(b)    all Taxes relating to the ownership, operation, maintenance, leasing, development or construction of any of the Project Assets attributable to a Post-Closing Period, including Property Taxes to the extent specifically allocated to Buyer pursuant to Section 2.6;

(c)    such Seller’s Asset Retirement Obligation.
For the avoidance of doubt, in all events the Buyer shall retain the rights and remedies otherwise included in this Agreement, including with respect to the representations and warranties, indemnification rights, closing conditions and termination rights provided by Buyer under this Agreement.

Section 2.4    Excluded Liabilities. Buyer shall not assume or be liable for any Liabilities of either Seller, other than the applicable Assumed Liabilities (the “Excluded Liabilities”). For the avoidance of doubt, Excluded Liabilities shall include:

(a)    all Liabilities of either Seller that do not relate to the Project;

(b)    all Liabilities arising out of or relating to the execution and delivery by either Seller or any of their Affiliates of this Agreement and the Ancillary Agreements and the consummation by either Seller and any of their Affiliates of the Transactions, including any Liabilities of either Seller for payments of fees and/or expenses to a broker or finder;

(c)    all Indebtedness of either Seller or any of its Affiliates;

(d)    all Liabilities with respect to any claims of third parties (including any current or former direct or indirect equity holders of the applicable Seller) relating to the ownership of any equity interests, participation rights or any other agreements of any nature to purchase or acquire any equity interests or participation rights, or any other interest or participation that confers the right to receive a share of the profits and losses of, or distribution of assets of, either Seller, whether arising before, on or after the Closing Date;

(e)    all Liabilities arising from any Excluded Asset, including, for the avoidance of doubt, any Liabilities of Pattern Wind under the Letter Agreement; and

(f)    all (i) Taxes imposed on either Seller and (ii) Taxes relating to the ownership, operation, maintenance, leasing, development or construction of any of the Project Assets attributable to a Pre-Closing Period, including Property Taxes to the extent specifically allocated to either Seller pursuant to Section 2.6.

Section 2.5    Purchase Price.

(a)    The aggregate consideration for the purchase of the Project Assets and the Assumed Liabilities payable by Buyer to WST Seller (the “Purchase Price”) shall be equal to the sum of the aggregate amount of Project Costs, plus or minus (as applicable) the Prorated Differences. Notwithstanding anything in this Agreement to the contrary, absent the written consent of Buyer, the Purchase Price shall in no event exceed Four Hundred Million Dollars ($400,000,000) (the “Maximum Purchase Price”).

(b)    On the Closing Date, following receipt by Buyer of a written invoice from WST Seller, Buyer shall pay to WST Seller, by wire transfer of immediately available funds to the account designated by WST Seller prior to the Closing Date, an amount (the “Closing Payment”) equal to the aggregate amount of Project Costs incurred prior to and on the Closing Date (the “Base Purchase Price”), plus or minus (as applicable) the Estimated Prorated Adjustment Amount, minus, unless WST Seller has delivered the Post-Closing Security, Twenty Million Dollars ($20,000,000) (the “Indemnity Holdback Amount”). Buyer agrees and acknowledges that Pattern Wind (or its successors or assigns) shall be entitled to fund customer-funded amounts pursuant to the Transmission Service Agreements (however so defined or described under the Transmission Service Agreements) in an amount equal to Seventy-Five Million Dollars ($75,000,000); provided, however, that such customer-funded amount shall be reduced on a dollar-for-dollar basis if the aggregate sum of the Base Purchase Price, Buyer’s expected costs to complete the Punch List Items and the Buyer-funded amounts under the Wires-to-Wires Agreement and the LGIAs is less than Three Hundred Forty Five Million Dollars ($345,000,000).

(c)    Within ten (10) Business Days after the Final Completion Date, WST Seller shall prepare and deliver to Buyer a calculation of the actual amount of the Project Costs incurred between the Closing Date and the Final Completion Date that WST Seller determines should be included in the Purchase Price (and if such Project Costs are not included, they shall be treated as Excluded Liabilities and remain the responsibility of WST Seller) (such actual amount, the “Final Completion Amount”). Within ten (10) Business Days after calculation of the Final Completion Amount, Buyer shall pay to WST Seller, following receipt by Buyer of a written invoice from WST Seller, an amount equal to the Final Completion Amount. Payment of such amount shall be made by wire transfer of immediately available funds to the account designated by Buyer prior to the date of such payment.

(d)    Within ten (10) Business Days after the one (1) year anniversary of the Final Completion Date (the “One Year Anniversary”), WST Seller shall prepare and deliver to Buyer a calculation of the amount of the Project Costs incurred between the Final Completion Date and the One Year Anniversary that WST Seller determines should be included in the Purchase Price (and if such Project Costs are not included, they shall be treated as Excluded Liabilities and remain the responsibility of WST Seller) (such actual amount, the “One Year Anniversary Amount”). Notwithstanding the foregoing, to the extent any RETA Eminent Domain Proceedings exist and are continuing at the time of the One Year Anniversary, the calculation of the One Year Anniversary Amount shall be postponed and extended until to the earlier of (x) the conclusion of all RETA Eminent Domain Proceedings and (y) the two (2) year anniversary of the Final Completion Date. The costs for preparing such calculation shall be borne by WST Seller. Within ten (10) Business Days after calculation of the One Year Anniversary Amount, Buyer shall pay to WST Seller, following receipt by Buyer of a written invoice from WST Seller, an amount equal to the One Year Anniversary Amount. Payment of such amount shall be made by wire transfer of immediately available funds to the account designated by Buyer prior to the date of such payment.

(e)    If an Indemnity Holdback Amount was subtracted from the Closing Payment, on the later of (i) the eighteenth (18th) month anniversary of the Closing Date and (ii) sixty (60) days following the last Eminent Domain Property Transfer Date (provided that, for the avoidance of doubt, this clause (ii) shall only be applicable in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date), or on any date that WST Seller delivers to Buyer the Post-Closing Security, Buyer shall pay to WST Seller, following receipt by Buyer of a written invoice from WST Seller, by wire transfer of immediately available funds to the account designated by WST Seller prior to the date of such payment, an amount equal to the remaining amount of the Indemnity Holdback Amount, minus (ii) any payments due and unpaid with respect to any indemnified Claims under Section 10.2(a) or 10.2(b), including any payments with respect to any Claim being contested pursuant to Section 10.4; provided that, upon resolution of any such contested Claim in favor of either Seller, Buyer shall pay to WST Seller, following receipt by Buyer of a written invoice from WST Seller, by wire transfer of immediately available funds to the account designated by WST Seller prior to the date of such payment, all amounts held back in connection with such contested Claim within five (5) Business Days of such resolution.

Section 2.6    Allocation of Purchase Price; Proration.

(a)    Not later than ninety (90) days after the Closing, Buyer shall provide WST Seller with an allocation of the Purchase Price, plus any Liabilities deemed assumed for U.S. federal Income Tax purposes, among the Project Assets as of the Closing Date (the “Purchase Price Allocation”). The Purchase Price Allocation shall be conclusive and shall be binding on Buyer and WST Seller unless WST Seller objects in writing within thirty (30) days of receipt of such allocation. In the event that WST Seller objects in writing within thirty (30) days, Buyer and WST Seller shall negotiate in good faith to resolve the dispute. If Buyer and WST Seller fail to agree on such allocation within thirty (30) days following WST Seller’s written objection, such allocation shall be determined, within a reasonable time, by an independent, nationally recognized accounting firm mutually agreed upon by WST Seller and Buyer (the “Independent Appraiser”) to determine the resolution of solely those items in dispute. WST Seller and Buyer shall each bear and pay one-half of the fees and other costs charged by the Independent Appraiser. The Purchase Price Allocation as finally determined pursuant to this Section 2.6(a), shall be binding upon Buyer and WST Seller. Buyer and WST Seller agree to file all U.S. federal, state, local and foreign Tax Returns in accordance with such agreed allocation (giving effect to mutually agreed upon adjustments as a result of adjustments to the Purchase Price). Except as otherwise required by applicable Law, no Party nor its respective Affiliates shall take a Tax position that is inconsistent with the allocation; provided, however, that nothing in this Section 2.6(a) shall prevent Buyer, WST Seller or their respective Affiliates from settling, or require any of them to litigate, any challenge, proposed deficiency, adjustment or other similar proceeding by any Taxing Authority with respect to the Purchase Price Allocation. Buyer and WST Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the agreed upon allocation of the Purchase Price.

(b)    Buyer and Sellers agree that (i) Property Taxes, (ii) assessments, (iii) rents, fees or payments under the Real Property Agreements, including payments to Counterparties under the Real Property Agreements, and (iv) annual Permit or registration fees, if any, directly attributable to the Project Assets (collectively, the “Prorated Items”) shall, with respect to any Straddle Period, be apportioned between Buyer and WST Seller based on the number of days of such Straddle Period included in the Pre-Closing Period and the number of days of such Straddle Period included in the Post-Closing Period. WST Seller shall be liable to the extent such items are attributable to any Pre-Closing Period, and Buyer shall be liable to the extent such items are attributable to any Post-Closing Period.

(c)    At least three (3) Business Days prior to the anticipated Closing Date, WST Seller shall deliver to Buyer WST Seller’s good faith calculation of (i) the Prorated Amount (if any) for each Prorated Item (with respect to each Prorated Item, as WST Seller’s calculation may be modified upon incorporation of any comments by Buyer to which WST Seller has agreed prior to the Closing, the “Estimated Prorated Amount”), together with reasonable supporting detail of WST Seller’s calculation thereof, and (ii) the sum of all Estimated Prorated Amounts (if any) (such sum, which may be a negative or a positive number, the “Estimated Prorated Adjustment Amount”). In providing its good faith calculation, WST Seller shall take into account (as applicable) the actual fee, cost or amount of the Prorated Item for the most recent preceding year (or appropriate period) for which an actual fee, cost or amount paid is available. WST Seller shall consider in good faith any comments on WST Seller’s good faith calculation submitted by Buyer at least one (1) Business Day prior to the Closing Date. If the Estimated Prorated Adjustment Amount is a positive number, then the Base Purchase Price payable at Closing will be increased by an amount equal to such Estimated Prorated Adjustment Amount, as contemplated by Section 2.5(b). If the Estimated Prorated Adjustment Amount is a negative number, then the Base Purchase Price payable at Closing will be decreased by an amount equal to the absolute value of such Estimated Prorated Adjustment Amount, as contemplated by Section 2.5(b).

(d)    Promptly upon receipt of any invoice for such Prorated Item or other information confirming the actual Prorated Amount for such Prorated Item (the “Actual Prorated Amount”), Buyer or WST Seller, as applicable, shall send written notice to the other Party thereof (such notice, the “Reimbursement Notice”), which Reimbursement Notice shall set forth the absolute value of the difference between the Estimated Prorated Amount and the Actual Prorated Amount for each Prorated Item identified in the Reimbursement Notice (the “Prorated Difference”), together with the invoice for such Prorated Item or other information confirming the Actual Prorated Amount. Within two (2) Business Days after the date of delivery of the Reimbursement Notice, (i) if the Actual Prorated Amount (whether a positive or a negative number) is greater than the Estimated Prorated Amount (whether a positive or a negative number) for such Prorated Item, Buyer shall pay an amount equal to the Prorated Difference to WST Seller, and (ii) if the Estimated Prorated Amount (whether a positive or a negative number) is greater than the Actual Prorated Amount (whether a positive or a negative number) for such Prorated Item, then WST Seller shall pay to Buyer the Prorated Difference. Following the Closing, WST Seller and Buyer shall cooperate and provide each other with such documents and other records as may be reasonably requested in order to confirm all calculations made pursuant to this Section 2.6. Absent manifest error, the Prorated Difference set forth in the

Reimbursement Notice shall be conclusive and shall be binding on Buyer and WST Seller with respect to the Prorated Items identified therein.

Section 2.7    Withholding. Buyer shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement such amounts as Buyer may be required to deduct and withhold with respect to the making of such payment under United States federal, state or local or foreign Tax laws; provided that, for the avoidance of doubt, Buyer may not deduct or withhold from any cash amounts payable pursuant to this Agreement any amounts required under New Mexico’s gross receipts and compensating tax. To the extent that such amounts are so withheld and paid over to the appropriate Tax authority by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withhold was made.

Section 2.8    Closing. The closing of the purchase and sale of the Project Assets and the assignment and assumption of the Assumed Liabilities (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1440 New York Avenue, Washington, DC (or such other location as the Parties may agree) on a date that is no later than three (3) Business Days following the satisfaction or waiver of the last of the conditions set forth in Article VII and Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time, date and place as the Parties may mutually agree in writing (the date on which the Closing actually occurs being referred to as the “Closing Date”). All actions and deliverables set forth in Section 2.9, Section 2.10, Article VII or Article VIII that occur or are delivered, as the case may be, on the Closing Date shall be deemed to occur simultaneously at the Closing.

Section 2.9    Sellers’ Deliverables. At or prior to the Closing, Sellers shall deliver, or cause to be delivered, to Buyer each of the following:

(a)    (i) a counterpart, duly executed and acknowledged by the applicable Seller, to one or more Deeds conveying the Owned Real Property and all Improvements to and on the Owned Real Property to Buyer and (ii) solely in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date, a counterpart, duly executed and acknowledged by RETA Seller, to the Eminent Domain License, for any Eminent Domain Property;

(b)    a counterpart, duly executed by the applicable Seller, to one or more bills of sale and assignment and assumption agreements, substantially in the form attached hereto as Annex 5, to effect the assignment of Project Assets not otherwise conveyed pursuant to Section 2.9, and the assumption of the related Assumed Liabilities by, Buyer (subject to Section 6.3 and Section 6.4) (each, a “Bill of Sale and Assignment”), which for the avoidance of doubt will effectuate the assignment of warranties from Subcontractors and other contractors, manufacturers, suppliers and vendors, and including all workmanship warranties and guaranties related to the Project and the Project Assets;

(c)    (i) written confirmation from the Financing Agent or other applicable holders of all Indebtedness of WST Seller for borrowed money secured by any of the Project

Assets, in customary form, that all Liens on the Project Assets with respect to all outstanding Indebtedness of WST Seller for borrowed money secured by any of the Project Assets have been, or concurrently with the Closing will be, terminated and released (including by delivery of UCC-3 termination statements, if applicable) and (ii) copies of UCC lien searches dated no earlier than three (3) days prior to the Closing, establishing the lack of any Liens other than Permitted Liens as to any personal property being transferred at Closing;

(d)    (i) a counterpart, duly executed and acknowledged by the applicable Seller, to one or more assignment agreements, substantially in the form attached hereto as Annex 6, to effect the assignment of each Real Property Agreement (other than any easements or rights-of-way granted by the New Mexico Commissioner of Public Lands or as set forth in clause (ii)), and all Improvements to and on the Easement Real Property that is the subject of such Real Property Agreement, to, and the assumption of related Assumed Liabilities by, Buyer (each, a “Non-State Lands Real Property Assignment Agreement”) and (ii) to the extent prescribed forms are required by any Governmental Entity to effect the assignment of any particular Real Property Agreement to, and the assumption of related Assumed Liabilities by, Buyer, counterpart(s), duly executed and acknowledged by the applicable Seller, to such prescribed forms;

(e)    a counterpart, duly executed and acknowledged by the applicable Seller, to one or more assignment agreements, substantially in the form attached hereto as Annex 7 (or such other form required by the New Mexico Commissioner of Public Lands), to effect the assignment of each easement or right-of-way granted by the New Mexico Commissioner of Public Lands to, and the assumption of related Assumed Liabilities by, Buyer (each, a “State Lands Assignment Agreement” and together with the Non-State Lands Real Property Assignment Agreements, the “Real Property Assignment Agreements”);

(f)    certifications of each Seller (or if it is a disregarded entity for U.S. federal Income Tax purposes, the Person treated for U.S. federal Income Tax purposes as the owner of its assets) to Buyer, substantially in the form attached hereto as Annex 8A or Annex 8B, as applicable, as to its non-foreign status as set forth in Section 1445 of the Code and the Treasury Regulations promulgated thereunder and any similar forms required under state law;

(g)    (i) an ESA for the Project Site, prepared in accordance with either ASTM E1527-13 or ASTM 2247-16 (ESA for Forestland or Rural Property) (and in the case of ASTM 2247-16, such use shall be in accordance with Section 1.1.1 thereof), dated no more than one hundred eighty (180) days prior to the Closing Date (and including elements required to be completed no earlier than one hundred eighty (180) days prior to the Closing Date), which ESA (1) documents information provided by Buyer as the user of the ESA, in accordance with whichever ASTM standard is used to prepare the ESA, (2) is in material compliance with the appropriate ASTM standard and (3) either (A) does not identify any environmental conditions at or adjacent to the Project Site that are reasonably likely to pose a risk of material Liability or reasonably likely to materially impair the use and operation of the Project Assets, or (B) is substantially consistent with the ESA provided to Buyer pursuant to Section 1.5(a)(iv), and (ii) a letter from the environmental consultant that prepared the ESA allowing Buyer to rely on the ESA as if it were the recipient of the ESA, subject to the same terms and conditions that apply to WST Seller;

(h)    any other ESAs prepared with respect to the Project in the possession of either Seller (to the extent not previously delivered pursuant to Section 1.5(a)(iv)); and

(i)    a list of the Assigned Warranties, copies of all of the Assigned Warranties and a written certification from WST Seller identifying the disposition of any prior warranty claims with respect to the Project.

Section 2.10    Buyer’s Deliverables. At or prior to the Closing, Buyer shall deliver, or cause to be delivered, each of the following:

(a)    to WST Seller or its designee, the Closing Payment by wire transfer of immediately available funds to the account designated by WST Seller to Buyer prior to the Closing (it being understood and agreed, for the avoidance of doubt, that receipt by WST Seller of the entire Closing Payment in accordance with this Section 2.10(a) is a condition to Sellers’ obligation to deliver the Project Assets and Assumed Liabilities to Buyer);

(b)    to the applicable Seller, a counterpart, duly executed by Buyer to the applicable Bills of Sale and Assignment (subject to Section 6.3 and Section 6.4);

(c)    to the applicable Seller, (i) a counterpart, duly executed and acknowledged by Buyer, to the applicable Real Property Assignment Agreements and (ii) to the extent prescribed forms are required by any Governmental Entity as set forth in Section 2.9(d)(ii), counterpart(s), duly executed and acknowledged by Buyer, to such prescribed forms; and

(d)    solely in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date, a counterpart, duly executed and acknowledged by Buyer, to the Eminent Domain License, for any Eminent Domain Property.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO WST SELLER, THE PROJECT ASSETS AND REAL PROPERTY

WST Seller hereby represents and warrants to Buyer as of the Execution Date, the Development Completion Acknowledgement Date and the Closing Date, except for those representations and warranties that are made as of a specific date, as follows:

Section 3.1    Organization and Existence. WST Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. WST Seller is duly qualified or licensed to do business in each other jurisdiction where the actions to be performed by it under this Agreement or any Ancillary Agreement to which it is a party makes such qualification or licensing necessary, except in any jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to be material.

Section 3.2    Authorization. WST Seller has all requisite limited liability company power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by WST Seller of this Agreement and the Ancillary

Agreements to which it is a party and the consummation by WST Seller of the Transactions have been duly authorized by all necessary limited liability company action on the part of WST Seller. Each of this Agreement and each Ancillary Agreement (a) have been duly and validly executed and delivered by WST Seller and (b) constitute (assuming the due execution and delivery by Buyer and RETA Seller, as applicable) a valid and legally binding obligation of WST Seller, enforceable against WST Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3    Noncontravention. Except as set forth on Section 3.3 of Sellers’ Disclosure Letter (the “WST Seller Consents”), the execution, delivery and performance of this Agreement and the Ancillary Agreements to which WST Seller is a party by WST Seller do not, and the consummation by WST Seller of the Transactions will not (a) contravene or violate any provision of the Organizational Documents of WST Seller; (b) subject to obtaining the consents and approvals set forth in Section 3.4 of Sellers’ Disclosure Letter, materially conflict with or result in a material violation of any term or provision of any Law applicable to WST Seller; (c) contravene or violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or Indebtedness under, any Assigned Contract or Transferred Permit to which WST Seller is a party or by which WST Seller is bound; or (d) result in the imposition or creation of any Lien upon or with respect to any of the Project Assets (other than Permitted Liens).

Section 3.4    Governmental Approvals. Except as set forth in Section 3.4 of Sellers’ Disclosure Letter (the “WST Seller Approvals”), and unless one or more notification filings, and the observance of any applicable waiting period, is required by the HSR Act, no material consent or approval of any Governmental Entity is required for or in connection with the execution, delivery and performance by WST Seller of this Agreement or the Ancillary Agreements to which WST Seller is a party, or the consummation by WST Seller of the Transactions.

Section 3.5    Absence of Certain Changes or Events. Except as set forth in Section 3.5 of Sellers’ Disclosure Letter, (a) WST Seller’s business with respect to the Project and the other Project Assets has been conducted in all material respects in accordance with Prudent Utility Practice and (b) there has not been any Material Adverse Effect.

Section 3.6    Legal Proceedings. Except as set forth in Section 3.6 of Sellers’ Disclosure Letter, there are (a) no Claims pending or (b) to WST Seller’s Knowledge, no material Claims threatened, in each case, against WST Seller with respect to the Project Assets or Assumed Liabilities before any Governmental Entity.

Section 3.7    Compliance with Laws; Permits.

(a)    Except as set forth in Section 3.7(a) of Sellers’ Disclosure Letter, WST Seller is in material compliance with all Laws applicable to the Project Assets, Assumed Liabilities, and WST Seller’s ownership, leasing, development, construction, operation and maintenance thereof.

(b)    As of the Execution Date, to WST Seller’s Knowledge, (i) all Transferred Permits that have been obtained by either Seller are set forth on Part I of Section 3.7(b) of Sellers’ Disclosure Letter and (ii) assuming the accuracy of the representations and warranties of Buyer in Section 5.9, all Transferred Permits not yet obtained but that are required to be obtained for, the ownership, operation, maintenance, development and construction of the Project as currently designed (including Buyer’s future use) are set forth on Part II of Section 3.7(b) of Sellers’ Disclosure Letter (excluding in each case, for the avoidance of doubt, any Construction Permits and the Bernalillo County Approvals). As of the Development Completion Acknowledgement Date and as of the Closing Date, (x) all Transferred Permits that have been obtained by either Seller are set forth on Part I of Section 3.7(b) of Sellers’ Disclosure Letter and (y) assuming the accuracy of the representations and warranties of Buyer in Section 5.9, all Transferred Permits not yet obtained but that are required to be obtained for, the ownership, operation, maintenance, development and construction of the Project as currently designed (including Buyer’s future use) are set forth on Part II of Section 3.7(b) of Sellers’ Disclosure Letter (excluding in each case, for the avoidance of doubt, any Construction Permits and the Bernalillo County Approvals); provided that each Transferred Permit listed on Part II of Section 3.7(b) of Sellers’ Disclosure Schedule that has been obtained by either Seller as of the Development Completion Acknowledgement Date or the Closing Date, as applicable, shall be deemed to be listed on Part I of Section 3.7(b) of Sellers’ Disclosure Letter for purposes of the representations in this Section 3.7(b) and Section 3.7(c) as of the Development Completion Acknowledgement Date and as of the Closing Date.

(c)    Except as set forth in Section 3.7(c) of Sellers’ Disclosure Letter, (i) all Transferred Permits set forth in Part I of Section 3.7(b) of Sellers’ Disclosure Letter are properly in the name of WST Seller or RETA Seller except where any such Transferred Permit has been obtained by a contractor in connection with its work on the construction of the Project; (ii) the applicable Seller (or where applicable and to its Knowledge, a relevant contractor) is in compliance in all material respects with the terms of all Transferred Permits set forth in Part I of Section 3.7(b) of Sellers’ Disclosure Letter; (iii) each Transferred Permit set forth in Part I of Section 3.7(b) of Sellers’ Disclosure Letter is in full force and effect or not needed for the ownership, leasing, development, construction, operation or maintenance of the Project; (iv) WST Seller has not received written notice of any material violation of any Transferred Permit set forth in Part I of Section 3.7(b) of Sellers’ Disclosure Letter that has not been appropriately addressed, and (v) WST Seller reasonably believes that each Transferred Permit set forth in Part II of Section 3.7(b) of Sellers’ Disclosure Letter not yet obtained will be obtained before such Transferred Permit becomes required pursuant to applicable Law and in any event prior to the Closing Date.

(d)    As of the Execution Date, to WST Seller’s Knowledge, all material Construction Permits and the Bernalillo County Approvals that have been obtained by either Seller are set forth on Part I of Section 3.7(d) of Sellers’ Disclosure Letter and all material Construction Permits and the Bernalillo County Approvals not yet obtained but that are required to be obtained for, the development and construction of the Project as currently designed are set forth on Part II of Section 3.7(d) of Sellers’ Disclosure Letter. As of the Development Completion Acknowledgement Date, all material Construction Permits and the Bernalillo County Approvals that have been obtained by either Seller are set forth on Part I of Section 3.7(d) of Sellers’ Disclosure Letter and all material Construction Permits and Bernalillo County

Approvals not yet obtained but that are required to be obtained for, the development and construction of the Project as currently designed are set forth on Part II of Section 3.7(d) of Sellers’ Disclosure Letter.

(e)    WST Seller has provided Buyer with a true and correct copy of each Transferred Permit, each Construction Permit and each Bernalillo County Approval currently in effect in the Data Room.

Section 3.8    Title to Project Assets.

(a)    As of the Closing Date, WST Seller or RETA Seller (i) owns and has good and marketable title to all of the personal property comprising the Project Assets and (ii) has good and marketable title to the Owned Real Property and a valid, binding and enforceable right-of-way, easement, land use permit or license in the Easement Real Property, in each case of clauses (i) and (ii) free and clear of all Liens, other than Permitted Liens. As of the Closing Date, no Person other than Sellers (x) owns or has any leasehold interest in, or option or other right to acquire an interest in (contingent or otherwise) any of the Project Assets or the Real Property, including a right of first refusal or a right of first offer (other than immaterial rights, such as grazing rights), or (y) has any Lien on the Project Assets or the Real Property, in each case of clauses (x) and (y), other than any Permitted Lien.

(b)    As of the Closing Date, other than the Project Assets, any Eminent Domain Property, or as set forth on Section 3.8 of Sellers’ Disclosure Letter, there are no other assets that are held by Sellers or any other Affiliate of Sellers that are necessary for Buyer’s ownership, maintenance and operation of the Project.

Section 3.9    Assigned Contracts; Master Lease Agreement.

(a)    Section 3.9(a) of Sellers’ Disclosure Letter sets forth a list of all Assigned Contracts currently in effect.

(b)    WST Seller has provided Buyer with true and complete copies of all Assigned Contracts currently in effect by the posting of such Assigned Contracts to the Data Room.

(c)    Each Assigned Contract is in full force and effect and constitutes the legal, valid and binding obligation of WST Seller (if applicable) and, to WST Seller’s Knowledge, the other parties thereto, enforceable against WST Seller (if applicable) and, to WST Seller’s Knowledge, each other party thereto, as applicable, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles.

(d)    Except as set forth in Section 3.9(d) of Sellers’ Disclosure Letter, (i) WST Seller is not in material breach under any Assigned Contract to which it is a party and (ii) to WST Seller’s Knowledge, no other party is in material breach under any Assigned Contract.

(e)    Each Seller has complied, in all material respects, with the provisions of the Master Lease Agreement applicable to the Project.

Section 3.10    Real Property.

(a)    Section 3.10(a) of Sellers’ Disclosure Letter sets forth the legal description of all parcels of real property (or portions thereof, to the extent applicable) owned in fee simple by either Seller and (i) primarily used, or held primarily for use, in, or (ii) necessary for, the ownership, leasing, development, construction, operation and maintenance of the Project (including Buyer’s future use) (such real property, collectively, the “Owned Real Property”). The applicable Seller has fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens.

(b)    [Reserved]

(c)    Section 3.10(c) of Sellers’ Disclosure Letter sets forth (i) all easements and rights-of-way of which either Seller is the beneficiary (including any easement or right-of-way granted to RETA Seller pursuant to a court order following an eminent domain proceeding), (ii) all land use permits currently held by either Seller and (iii) all licenses (excluding, for the avoidance of doubt, the Eminent Domain License) for the occupancy and use of real property currently held by either Seller, in each case, which are primarily used, held primarily for use in, or necessary for, the ownership, leasing, development, construction and operation of the Project (each such easement, right-of-way, land use permit and license, together with any documentation with respect to the Owned Real Property described in Section 3.10(a), a “Real Property Agreement”). As of the Closing Date, the portion of the Project constituting the 345 kV transmission line is only located on Owned Real Property or real property that is the subject of any such easement, right-of-way, land use permit or license (such real property, the “Easement Real Property” and together with the Owned Real Property, the “Real Property”), except for any portion of the Project that is located on Eminent Domain Property.

(d)    WST Seller has provided Buyer with true and complete copies of all Real Property Agreements currently in effect by the posting of such Real Property Agreements in the Data Room.

(e)    Each Real Property Agreement is in full force and effect and constitutes the legal, valid and binding obligation of the applicable Seller and, to WST Seller’s Knowledge, the other parties thereto, enforceable against the applicable Seller and, to WST Seller’s Knowledge, each other party thereto, as applicable, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles. Except as set forth in Section 3.10(e) of Sellers’ Disclosure Letter, neither Seller is in material breach under any Real Property Agreement to which it is a party, and, as of the Closing Date, no consideration is due or will become due in the ordinary course from and after the Closing under any Real Property Agreements (other than Specified Land Payments).

(f)    Except as set forth in Section 3.10(f) of Sellers’ Disclosure Letter and pursuant to the Master Lease Agreement, (i) the applicable Seller has not granted any Person the right to use or occupy any Real Property or any portion thereof, (ii) the applicable Seller has not granted any outstanding options, rights of first refusals, rights of first offer or other third-party rights to sell, assign or dispose of any interest in such Real Property and (iii) the applicable Seller has not granted any right or interest which has or will limit, alter or restrict any right of Buyer to use or occupy any Real Property or any portion thereof.

(g)    There are no (i) pending or, to WST Seller’s Knowledge and RETA Seller’s Knowledge, threatened proceedings to condemn the Real Property or to take by power of eminent domain or other governmental power the Real Property, which if successful, would reasonably be expected to materially detract from the value of or use of such Real Property for use and operation of the Project or (ii) pending challenges to the statutory authority of RETA Seller to acquire and utilize rights-of-way, easements and other real property, which would not reasonably be expected to be resolved or settled prior to the Outside Closing Date and if successful, would reasonably be expected to result in a non-contiguous route for the Project (after giving effect to any reasonably available alternative routes).

Section 3.11    Environmental Matters.

(a)    Except as set forth in Section 3.11(a) of Sellers’ Disclosure Letter, as of the Closing Date: (i) the construction of the Project has been completed in material compliance with all Environmental Laws applicable to the Project Assets, such compliance including material compliance with all Permits required under Environmental Law in order to own, lease, develop or construct the Project Assets as of the Closing Date (the “Environmental Permits”), which are set forth in Section 3.11(a)(i) of Sellers’ Disclosure Letter; (ii) WST Seller has not received written notice of any potential or existing material violation of such Environmental Law or such Environmental Permit that remains unresolved; and (iii) all such Environmental Permits are properly in the name of the applicable Seller except where such Environmental Permit has been obtained by a contractor in connection with its work on the construction of the Project, and all such Environmental Permits are in full force and effect, excluding any such Environmental Permit that is no longer necessary for the ownership, leasing, development, construction, maintenance or operation of the Project or the Project Assets.

(b)    Except as set forth in Section 3.11(b) of Sellers’ Disclosure Letter:

(i)    there are no Claims pending or, to WST Seller’s Knowledge, material Claims threatened, in each case, against WST Seller with respect to the Project Assets asserting any violation of, or Liability under, any Environmental Law, including any such Claims challenging WST Seller’s compliance with, or the validity of, any Environmental Permit or seeking the termination or adverse modification of any Environmental Permit; and

(ii)    no Hazardous Substance has been Released at any Real Property that would reasonably be expected to result in material Liability to WST Seller under any Environmental Law or that would otherwise materially impair the use, operation or maintenance of the Project Assets.

Section 3.12    Taxes. Except as set forth in Section 3.12 of Sellers’ Disclosure Letter:

(a)    all material Tax Returns required to be filed with respect to the Project Assets have been filed when due in accordance with all applicable Laws (taking into account applicable extensions) and all such Tax Returns are true, correct and complete in all material respects;

(b)    WST Seller has paid in full all material Taxes required to be paid with respect to the Project Assets (regardless of being shown as due and payable on any Tax Return);

(c)    there is no action, suit, proceeding, investigation, audit or claim by any Taxing Authority now pending or threatened in writing with respect to any Tax with respect to the Project Assets;

(d)    there are no Liens for Taxes upon any of the Project Assets other than Liens for Taxes not yet due and payable; and

(e)    there are no outstanding agreements or waivers extending the statutory period of limitation for the assessment and collection of any Non-Income Taxes with respect to the Project Assets.

Notwithstanding the generality of any other representations and warranties contained in this Agreement, (i) this Section 3.12 contains the sole and exclusive representations and warranties of WST Seller with respect to Tax matters; and (ii) the representations and warranties made in this Section 3.12 refer only to the past activities of WST Seller and are not intended to serve as representations with respect to Taxes attributable to any periods after the Closing or with respect to Tax positions taken after the Closing.

Section 3.13    Intellectual Property.

(a)    Section 3.13(a) of Sellers’ Disclosure Letter sets forth all of the registered, issued or applied for trademarks, patents, service marks and copyrights owned by WST Seller and primarily used, or held primarily for use, in, or necessary for, WST Seller to lease, develop, construct and sell the Project, and otherwise conduct its business related to the Project Assets, as currently conducted, consistent with Prudent Utility Practice. Other than the Excluded Assets, the items set forth in Section 3.13(a) of Sellers’ Disclosure Letter, and any rights and services to be provided to Sellers pursuant to Subcontracts, (i) no material Intellectual Property has been licensed or made available to WST Seller that is primarily used, or held primarily for use, in, or necessary for, WST Seller to lease, develop, construct and sell the Project, and otherwise conduct its business related to the Project Assets, as currently owned and conducted, consistent with Prudent Utility Practice and (ii) no Intellectual Property included in the Project Assets has been licensed by WST Seller to any third party.

(b)    Except as set forth in Section 3.13(b) of Sellers’ Disclosure Letter, to WST Seller’s Knowledge (i) WST Seller’s ownership, leasing, development, construction, energization, operation and maintenance of the Project Assets as currently conducted does not infringe or otherwise violate any third-party Intellectual Property rights and (ii) no third party is infringing or otherwise violating any Intellectual Property rights owned by WST Seller for use in the ownership, leasing, development, construction, energization, operation or maintenance of the Project Assets (including Buyer’s future use) and included in the Project Assets.

Section 3.14    Credit Support. Other than as set forth on Section 3.14 of Sellers’ Disclosure Letter, there is no Credit Support provided by or on behalf of WST Seller or any of its Affiliates relating to the ownership, leasing, development, construction, energization, operation or maintenance of the Project or the Project Assets.

Section 3.15    Affiliate Arrangements. Except as set forth in Section 3.15 of Sellers’ Disclosure Letter, no Affiliate of WST Seller, or any director, officer or employee of any such Affiliate, is a party to any Contract with WST Seller related to the Project Assets or Assumed Liabilities that will not be terminated prior to the Closing Date or that is necessary for, the ownership, leasing, development, construction, operation and maintenance of the Project and the Project Assets by Buyer.

Section 3.16    Brokers. Neither WST Seller nor any of its Affiliates has any Liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions for which Buyer or any of its Affiliates would become liable or obliged.

Section 3.17    Insurance. Section 3.17 of Sellers’ Disclosure Letter sets forth a true, complete and correct list and description of all insurance policies in force and held by WST Seller or any of its Affiliates with respect to the Project Assets, together with a statement of the aggregate amount of claims relating to the Project, the Project Site or the Project Assets paid out since the applicable insurance policy was obtained and claims relating to the Project, the Project Site or the Project Assets pending under each such insurance policy. As of the Development Completion Acknowledgement Date, all such insurance policies are in full force and effect, all premiums due thereon have been paid and WST Seller is in compliance in all material respects with the terms and provisions of such insurance policies. Furthermore, solely as they relate to the Project, the Project Site and the Project Assets, as of the Development Completion Acknowledgement Date: (a) there is no claim pending under any of such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policies; and (b) WST Seller has received no written notice that the Project, the Project Site, or any Project fixtures, equipment or improvements, or the operation thereof, will not be insurable or will be subject to exclusions arising from actual or potential defects in the Project, Project Site or Project Assets.

Section 3.18    Data Room. The copies of documents, instruments, Contracts and reports in the Data Room conform to the originals thereof, and in the case of Contracts, include all written amendments, waivers, supplements, schedules and exhibits thereto. Without limiting the representations and warranties set forth in Sections 3.7(e), 3.9(b) and 3.10(d), and, if applicable, Section 3.19(b), WST Seller has posted to the Data Room true and correct copies of (a) all contracts and agreements (i) executed by either Seller in connection with the development and construction of the Project and (ii) for which the expected cost of performing such contract in the ordinary course by such Seller, or the annual revenue expected to be received in the ordinary course by such Seller exceeds One Hundred Thousand Dollars ($100,000) in the aggregate, (b) all studies and reports in either Seller’s possession or control commissioned or issued in connection with the development and construction of the Project and (c) all notices, orders, inspection reports, material correspondence or other material communications, which, in each case, WST Seller or RETA Seller, as applicable, has delivered to or received from any Third Person in connection with the development and construction of the Project, including all material communications from Governmental Entities, but excluding in all events any Excluded Contracts (and any information delivered pursuant thereto) and any information described in the definition of Excluded Books and Records.

Section 3.19    Eminent Domain Property. Solely in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date:

(a)    As of each Eminent Domain Property Transfer Date, RETA Seller has (i) good and marketable title to any fee interest (if any) in the applicable Eminent Domain Property and (ii) a valid, binding and enforceable right-of-way or easement in any such Eminent Domain Property that is the subject of a right-of-way or easement (if any), in each case of clauses (i) and (ii) free and clear of all Liens, other than Permitted Liens. As of each Eminent Domain Property Transfer Date, no Person other than RETA Seller (or Buyer) (x) owns or has any leasehold interest in, or option or other right to acquire an interest in (contingent or otherwise) any of the applicable Eminent Domain Property, including a right of first refusal or a right of first offer (other than immaterial rights, such as grazing rights), or (y) has any Lien on Eminent Domain Property, in each case of clauses (x) and (y), other than any Permitted Lien.

(b)    As of each Eminent Domain Property Transfer Date, WST Seller has provided Buyer with true and complete copies of all Real Property Agreements related to the applicable Eminent Domain Property by the posting of such Real Property Agreements in the Data Room.

(c)    As of each Eminent Domain Property Transfer Date, each Real Property Agreement related to the applicable Eminent Domain Property is in full force and effect and constitutes the legal, valid and binding obligation of RETA Seller and, to WST Seller’s Knowledge, the other parties thereto, enforceable against RETA Seller and, to WST Seller’s Knowledge, each other party thereto, as applicable, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles. As of each Eminent Domain Property Transfer Date, RETA Seller is not in material breach under any such Real Property Agreement to which it is a party, and, as of each Eminent Domain Property Transfer Date, no consideration is due or will become due in the ordinary course from and after such Eminent Domain Property Transfer Date under any applicable Real Property Agreements.

(d)    As of each Eminent Domain Property Transfer Date (after giving effect to any amendment or termination of the Eminent Domain License on such Eminent Domain Property Transfer Date), (i) RETA Seller has not granted any Person the right to use or occupy the applicable Eminent Domain Property or any portion thereof, (ii) RETA Seller has not granted any outstanding options, rights of first refusals, rights of first offer or other third-party rights to sell, assign or dispose of any interest in such Eminent Domain Property and (iii) RETA Seller has not granted any right or interest which has or will limit, alter or restrict any right of Buyer to use or occupy such Eminent Domain Property or any portion thereof.

Section 3.20    Eminent Domain License. Solely in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date:

(a)    As of the Closing Date, RETA Seller has all requisite power and authority under Law to enter into the Eminent Domain License and to perform all of its obligations thereunder, including the granting to Buyer of the right to enter upon and use the Eminent Domain Property.

(b)    As of the Closing Date, pursuant to the Eminent Domain License, RETA Seller’s grant to Buyer of the right to enter upon and use the Eminent Domain Property includes the granting of all rights necessary and sufficient to allow for Buyer’s uninterrupted use of the Eminent Domain Property for all purposes related to the ownership, operation, maintenance, leasing, development and construction of the Project, subject in all cases to the applicable RETA Eminent Domain Proceedings. As of the Closing Date, RETA Seller has not granted any Person other than Buyer the right to use or occupy the applicable Eminent Domain Property or any portion thereof.

Section 3.21    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and Article IV, neither WST Seller nor any other Person has made any other express or implied representation or warranty to Buyer with respect to WST Seller, the Project Assets, the Transactions or otherwise, and WST Seller disclaims any other representations or warranties, whether made by WST Seller, or any of its officers, directors, managers, employees, agents or representatives. Except for the representations and warranties contained in this Article III, WST Seller hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including any information, projection or advice that may have been or may be provided or made available to Buyer or its Affiliates by any director, officer, manager, member, employee, agent, consultant or representative of WST Seller).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO RETA SELLER

RETA Seller hereby represents and warrants to Buyer as of the Execution Date, the Development Completion Acknowledgement Date and the Closing Date, except for those representations and warranties that are made as of a specific date, as follows:

Section 4.1    Organization and Existence. RETA Seller is a public body of the State of New Mexico, politic and corporate, separate and apart from the state, constituting a governmental instrumentality for the performance of essential public functions.

Section 4.2    Authorization. RETA Seller has all requisite power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by RETA Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation by RETA Seller of the Transactions have been duly authorized by all necessary action on the part of RETA Seller. This Agreement and each Ancillary Agreement (a) have been duly and validly executed and delivered by RETA Seller and (b) constitute (assuming the due execution and delivery by Buyer and RETA Seller, as applicable) a valid and legally binding obligation of RETA Seller, enforceable against RETA Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 4.3    Noncontravention. Except as set forth on Section 4.3 of Sellers’ Disclosure Letter (the “RETA Seller Consents”), the execution, delivery and performance of this Agreement and the Ancillary Agreements to which RETA Seller is a party by RETA Seller do not, and the consummation by RETA Seller of the Transactions will not (a) contravene or violate any statutory power of RETA Seller; (b) subject to obtaining the consents and approvals set forth in Section 4.4 of Sellers’ Disclosure Letter, conflict with or result in a material violation or breach of any term or provision of any Law applicable to RETA Seller; (c) contravene or violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or Indebtedness under, any Assigned Contract or Transferred Permit to which RETA Seller is a party or by which RETA Seller is bound; or (d) result in the imposition or creation of any Lien upon or with respect to any of the Project Assets (other than Permitted Liens), except, in the case of clauses (c) and (d), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the ability of RETA Seller to perform its obligations hereunder or consummate the Transactions.

Section 4.4    Governmental Approvals. (x) Except as set forth in Section 4.4 of Sellers’ Disclosure Letter (the “RETA Seller Approvals”), (y) other than consents and approvals that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of RETA Seller to perform its obligations hereunder or consummate the Transactions, and (z) and unless one or more notification filings, and the observance of any applicable waiting period, is required by the HSR Act, no consent or approval of any Governmental Entity is required for or in connection with the execution, delivery and performance by RETA Seller of this Agreement or the Ancillary Agreements to which RETA Seller is a party, or the consummation by RETA Seller of the Transactions.

Section 4.5    Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the ability of RETA Seller to perform its obligations hereunder or consummate the Transactions, as of the Execution Date, there are (i) no Claims pending or (ii) to RETA Seller’s Knowledge, no material Claims threatened, in each case, against RETA Seller with respect to the Project Assets or Assumed Liabilities before any Governmental Entity.

Section 4.6    Compliance with Laws. Except as set forth in Section 4.6 of Sellers’ Disclosure Letter, RETA Seller is in compliance, in all material respects, with all Laws applicable to the Project Assets or Assumed Liabilities or RETA Seller’s ownership, leasing, development, construction, energization, operation and maintenance thereof.

Section 4.7    Brokers. RETA Seller has no Liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions for which Buyer or any of its Affiliates would become liable or obliged.

Section 4.8    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, RETA Seller has not made any other express or implied representation or warranty to Buyer with respect to RETA Seller, the Project Assets, the Transactions or otherwise, and RETA Seller disclaims any other representations or warranties, whether made by RETA Seller, or any of its officers, directors, managers, employees, agents or representatives. Except for the representations and warranties contained in this Article IV, RETA Seller hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including any information, projection or advice that may have been or may be provided or made available to Buyer or its Affiliates by any director, officer, manager, member, employee, agent, consultant or representative of RETA Seller).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to each Seller, as of the Execution Date and the Closing Date, except for those representations and warranties that are made as of a specific date, as follows:

Section 5.1    Organization and Existence. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New Mexico. Buyer is duly qualified or licensed to do business in each other jurisdiction where the actions to be performed by it under this Agreement or any Ancillary Agreement to which it is a party makes such qualification or licensing necessary, except in any jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to be material.

Section 5.2    Authorization. Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions have been duly authorized by all necessary action on the part of Buyer. This Agreement and each other Ancillary Agreement to which it is a party (a) have been duly and validly executed and delivered by Buyer and (b) constitute (assuming the due execution and delivery by each Seller) a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 5.3    Noncontravention. Except as set forth on Section 5.3 of Buyer’s Disclosure Letter (the “Buyer Consents”), the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Buyer is a party by Buyer do not, and the consummation by Buyer of the Transactions will not (a) contravene or violate any provision of the Organizational Documents of Buyer; (b) subject to obtaining the consents and approvals set forth in Section 5.4 of Buyer’s Disclosure Letter, conflict with or result in a violation or breach of any term or provision of any Law applicable to Buyer; or (c) contravene or violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or Indebtedness under, any material Contract or Permit to which Buyer is a party or by which Buyer is bound.

Section 5.4    Governmental Approvals. (x) Except as set forth in Section 5.4 of Buyer’s Disclosure Letter (the “Buyer Approvals”) and (y) unless one or more notification filings, and the observance of any applicable waiting period, is required by the HSR Act, no consent or approval of any Governmental Entity is required for or in connection with the execution, delivery and performance by Buyer of this Agreement or the Ancillary Agreements to which Buyer is a party, or the consummation by Buyer of the Transactions.

Section 5.5    Compliance with Laws. Buyer is not in violation of any applicable Law, except for violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Buyer’s ability to perform its obligations under this Agreement and the Ancillary Agreements or consummate the Transactions.

Section 5.6    Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the ability of Buyer to perform its obligations hereunder or consummate the Transactions, as of the Execution Date, there are no Claims pending or, to Buyer’s Knowledge, threatened, against Buyer or otherwise affecting any of its assets or properties before any Governmental Entity.

Section 5.7    Brokers. Neither Buyer nor any of its Affiliates has any Liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions for which either Seller or their respective Affiliates would become liable or obliged.

Section 5.8    Available Funds. At the Closing, Buyer will have all immediately available funds necessary for its payment in cash of the Purchase Price and the satisfaction of all of Buyer’s obligations under this Agreement. Buyer acknowledges and agrees that the receipt or availability of funds or financing by Buyer or any of its Affiliates will not be a condition to any of Buyer’s obligations hereunder. To Buyer’s Knowledge, no funds to be paid to WST Seller have derived or will have been derived from, or constitute, either directly or indirectly, proceeds of any criminal activity under any applicable anti-money laundering Laws.

Section 5.9    Buyer Ownership, Operations and Maintenance Permits. All Permits that are required to be obtained for the ownership, operation and maintenance of the Project Assets (including Buyer’s future use), including any Permits required under Environmental Laws, are set forth on Section 5.9 of Buyer’s Disclosure Letter.

Section 5.10    Information. Buyer (either alone or together with its advisors) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its purchase of the Project Assets and Assumed Liabilities and is capable of bearing the economic risks of such purchase. Buyer’s acceptance of the Project Assets and Assumed Liabilities at the Closing shall be based upon its own investigation, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to either Seller, except as expressly set forth in this Agreement or the Ancillary Agreements, and Buyer specifically acknowledges and agrees that no representation or warranty has been made, and that Buyer has not relied on any representation or warranty as to any of the Project Assets or Assumed Liabilities, or the accuracy of any estimates or budgets, except as expressly set forth in this Agreement or the Ancillary Agreements, or any other information or documents made available to Buyer, its Affiliates or its or its Representatives. Buyer has engaged and relied on its own legal, tax and financial advisers for its evaluation of its decision to purchase the Project Assets and Assumed Liabilities and to enter into this Agreement and has not relied on the advice of either Seller’s legal, tax or financial advisers in connection therewith.

ARTICLE VI

COVENANTS

Section 6.1    Access to Information and Ongoing Diligence.

(a)    During the Interim Period, upon reasonable advance notice to Sellers and at reasonable times (subject to reasonable safety precautions), each Seller shall provide Buyer and its Representatives with access to, and the opportunity to make inspections of (i) such Seller’s premises and properties (including the Project) and (ii) the Books and Records and other information (including Tax records) held by such Seller, in each case, related to the Project Assets or the Assumed Liabilities, in each case, as reasonably requested by Buyer; provided, that neither Buyer nor any of its Affiliates or Representatives shall conduct any subsurface investigation or invasive inspection or testing of any environmental media without the prior written consent of each Seller (it being understood and agreed that (x) such consent may be withheld by either Seller in its sole discretion and (y) such Seller may have no such authority, whether contractual or otherwise, to consent to such undertakings with respect to such property); provided, further, that Buyer shall have the right to be present at the Project to observe all activities related to start-up, synchronization, testing and commissioning as well as the activities related to “Quality Control” in Annex 2 and pursuant to Section 1.2.1 of Annex 11. Notwithstanding the foregoing, and without limiting the generality of the confidentiality provisions set forth in this Agreement or any Ancillary Agreement, no Seller shall be required to provide any information if (1) such disclosure would be reasonably likely to contravene any applicable Laws, Permits, Contracts, fiduciary duty or other binding obligation of such Seller, (2) such disclosure would be reasonably likely to jeopardize any attorney-client privilege or attorney work product protection or (3) such information is pertinent to any litigation in which such Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties; provided, further, that nothing herein shall limit any Party’s rights to discovery in connection with any litigation. Any access to the Representatives, premises, properties, Books and Records and other information of each Seller shall be subject to the following additional limitations: (A) a Representative of such Seller shall have the right to be present when Buyer, any of its Affiliates or any of its Representatives conducts its inspection, (B) Buyer and its Representatives shall comply with all Laws and all safety rules of which WST Seller makes Buyer aware or has posted at the applicable premises or property and (C) Buyer shall (and shall cause its Affiliates and Representatives to) (I) use commercially reasonable efforts to perform all on-site due diligence reviews and all communications with any Person on an expeditious and efficient basis and (II) indemnify, defend and hold harmless the applicable Seller and its Affiliates and its Representatives from and against all losses incurred by such Seller, directly or indirectly, resulting from physical damage to Persons or property arising out of the activities of Buyer, any of its Affiliates or any of its Representatives under this Section 6.1(a); provided that if a Seller receives any Recoveries in respect of any amounts paid by Buyer pursuant to this clause (II), the amount of such Recoveries shall be repaid by the applicable Seller within twenty (20) days after receipt thereof (or credit therefor) by the applicable Seller, up to the aggregate amount of the payments made by Buyer to the applicable Seller pursuant to this clause (II). The applicable Seller shall use commercially reasonable efforts to recover any losses for any physical damage to Persons or property arising out of the activities of Buyer, any of its Affiliates or any of its Representatives under this Section 6.1(a) pursuant to any insurance policy held by such Seller. The foregoing indemnification obligation in favor of the Sellers and their respective Affiliates shall survive the Closing or termination of this Agreement for a period of twelve (12) months. In addition to Buyer’s right of access to the Books and Records pursuant to Section 6.1(a)(ii), WST Seller shall provide copies of the full set of Books and Records to Buyer for review no later than thirty (30) days prior to the anticipated Closing Date.

(b)    None of Buyer, any of its Affiliates or any of its Representatives shall, prior to the Closing Date, initiate contact with any of the known employees, customers, suppliers, distributors, contractors, lenders, agents or parties (or Representatives of any of the foregoing) that have material business relationships with WST Seller or any of its Affiliates, or any Governmental Entity or Representative thereof, in connection with the Transactions, whether in person or by telephone, mail or other means of communication, without the prior written consent of WST Seller, not to be unreasonably withheld, conditioned or delayed; provided that, notwithstanding anything to the contrary in Section 11.1, e-mail consent from any Representative of WST Seller shall suffice to satisfy the requirement hereunder that consent be given in writing and Buyer shall be entitled to rely on such e-mail consent for all purposes of this Section 6.1(b); provided, further, that nothing in this Section 6.1(b) shall prevent (i) contacts by Buyer in the ordinary course of business not specifically for purposes relating to the Transactions and (ii) contacts contemplated by this Agreement, including in connection with seeking Assigned Contract Consents, the transfer or reissuance of Transferred Permits, the FERC Approvals, the NMPRC Approval and the other Governmental Approvals.

Section 6.2    Conduct of Business Pending the Closing.

(a)    During the Interim Period, WST Seller shall use commercially reasonable efforts to perform or provide, or cause to be performed or provided, all necessary work and services required in connection with the development (which for the avoidance of doubt includes permitting), construction, financing, energization and testing of the Project. All such work and services performed by WST Seller shall be performed in accordance with Article I and otherwise in accordance with this Agreement.

(b)    During the Interim Period, WST Seller shall use commercially reasonable efforts to (i) ensure that any warranties with respect to the Project are enforced to the fullest extent necessary to maintain the Project in accordance with Prudent Utility Practice and (ii) own and operate the Project in accordance with Prudent Utility Practice.

(c)    During the Interim Period, RETA Seller shall act at all times in accordance with all applicable Laws and Permits and the terms and conditions of the Master Lease Agreement.

(d)    During the Interim Period, except (w) as set forth on Section 6.2 of Sellers’ Disclosure Letter, (x) as contemplated by this Agreement, (y) as required by applicable Law, Permit or Assigned Contract or (z) as consented to in writing by Buyer, neither Seller shall:

(i)    liquidate, dissolve, reorganize or otherwise wind up its business or operations;

(ii)    grant, impose or permit to exist any Liens on any Project Asset (other than Permitted Liens);

(iii)    enter into any Additional Assigned Contract, except for any EPC Contract, any Pre-Approved Real Property Agreement and Additional Assigned Contracts entered into with the consent of Buyer in accordance with Section 6.2(f);

(iv)    amend, waive any material term of or terminate any Assigned Contract, or Additional Assigned Contract, in each case, except for:

(1)    amendments and change orders that do not amend or modify (A) the Specifications in any material respect (or, if they do amend or modify the Specification in any material respect, unless the Independent Engineer has confirmed that any such amendment or modification does not impair the operation and maintenance of the Project relative to the Specifications), (B) any warranty rights or obligations under the applicable agreement or (C) any other material rights or obligations under the applicable agreement that survive the Closing Date;

(2)    ministerial or immaterial amendments or waivers, in each case, that would not reasonably be expected to have an adverse impact on Buyer or its rights thereunder following the Closing; and

(3)    amendments expressly required by the terms thereof as of the Execution Date or, in the case of Additional Assigned Contracts, as of the date of execution; or

(v)    agree or commit to do any of the foregoing.

(e)    With respect to any Transferred Permits for which the date for renewal is reasonably expected to occur prior to the Closing Date, the applicable Seller shall file by the Closing Date all Permit Applications necessary to renew such Transferred Permits in a timely fashion without any material modifications to the terms of such Permits, except as may be required by applicable Law.

(f)    Except for any EPC Contract, any Pre-Approved Real Property Agreement and the telecom and electric station service agreements as set forth in Items 1.a. and 1.b. on Section 6.2 of Sellers’ Disclosure Letter as of the Execution Date, neither Seller shall enter into any Contract that would constitute an Assigned Contract and that (i) would result in a material change to the Project Assets or Assumed Liabilities expected to be transferred and assumed by Buyer, in a manner that is adverse to Buyer, measured against (1) the definition of the Project in the Recitals, (2) the Project Scope and Specifications set forth in Annex 2, and (3) the Project Site as set forth in Annex 3, including any change that would reasonably be expected to result in the failure of Sellers to acquire indefeasible and perpetual rights to a contiguous route for the transmission line portion of the Project (a material change adverse to Buyer being deemed to have occurred if entering into such Contract is intended to or would result in a change to the route for the transmission line set forth on Annex 3 (other than immaterial changes to the route) not previously approved in writing by Buyer); or (ii) includes material continuing liabilities or obligations after Closing that Buyer will be obligated to assume (and which liabilities or obligations would not reasonably be expected to be recoverable through the incremental rates approved, or expected to be approved, in the FERC 205 Approval) (each such Contract, an “Additional Assigned Contract”) without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed). Within five (5) Business Days following the Execution Date, Buyer shall designate to the Sellers in writing two (2) of its Representatives as the point of contact for any such requests relating solely to entering into any Contract involving Real Property, which Representatives may be replaced by Buyer from time to time by written notice to Sellers (such designated Representatives and any replacements, the “Designated Representatives”). Notwithstanding anything to the contrary in Section 11.1, e-mail consent from any Designated Representative of Buyer relating solely to entering into any Contract involving Real Property shall suffice to satisfy the requirement hereunder that consent to entering into such Contracts involving Real Property be given in writing and each Party shall be entitled to rely on such e-mail consent for all purposes of this Section 6.2(f).

(g)    Notwithstanding anything to the contrary in this Section 6.2, either Seller shall be permitted to take such actions as it reasonably deems necessary to prevent the occurrence of, or mitigate the effects of, damage to property or injury to persons under emergency circumstances; provided that such Seller shall provide Buyer with notice of such action as soon as reasonably practicable.

(h)    During the Interim Period, each Party shall promptly (but in any event within five (5) Business Days) notify the other Party of any Claim from any Person (including any Governmental Entity) against such Party or affecting any of its respective assets, in each case, that has resulted or would reasonably be expected to result in the failure of any conditions set forth in Article VII to be satisfied.

(i)    In the event that any eminent domain proceedings, condemnation proceedings or similar proceedings are reasonably expected to be commenced with respect to any property that may become a part of the Real Property, the Project or the Project Site, WST Seller and RETA Seller shall, as soon as commercially practicable, confer in good faith with Buyer regarding the handling of such proceedings and their effects prior to implementing such proceedings; provided, however, for the avoidance of doubt, Buyer shall not have any approval right over RETA Seller’s decision to exercise its eminent domain, condemnation or similar powers with respect to any such property or the handling of such proceedings by either Seller.

Section 6.3    Assigned Contracts.

(a)    During the Interim Period, WST Seller and RETA Seller, at WST Seller’s sole cost and expense, shall obtain the WST Seller Consents and RETA Seller Consents and any other consents required of any party to an Assigned Contract that are required in order for consummation of the transactions contemplated by Section 2.1 not to contravene or violate any provision of any Assigned Contract (collectively, the “Assigned Contract Consents”), and Buyer shall provide reasonable cooperation related thereto. With respect to any Assigned Contract to which Buyer is the Counterparty, Buyer hereby consents to the assignment of such Assigned Contract by the applicable Seller to Buyer. For the avoidance of doubt, any payment required to be made to any Counterparty or to any other party in connection with obtaining the WST Seller Consents and RETA Seller Consents shall be at the sole cost and expense of WST Seller.

(b)    Notwithstanding WST Seller’s obligations pursuant to Sections 2.1(d), 6.3(a) and 7.1(g), if WST Seller reasonably believes that any Assigned Contract Consent may not be obtained at or prior to the Closing, WST Seller and Buyer shall discuss and Buyer shall consider in good faith entering into a commercially reasonable alternative arrangement that will place Buyer and the applicable Seller in the same or substantially similar position, and provide Buyer with the same or substantially similar rights, privileges and benefits, in each case, as if such Assigned Contract Consent had been obtained.

(c)    Following the Closing, Sellers shall reasonably cooperate with Buyer in Buyer’s efforts to provide any notices to Counterparties to any Assigned Contracts as Buyer (acting reasonably) may deem necessary, including notices providing Counterparties with updated notice information and updated bank account information to which any applicable payments should be made by such Counterparties.

Section 6.4    Permits.

(a)    During the Interim Period, to the extent that the consent or approval of any Governmental Entity is required in order for the consummation of the transactions contemplated by Section 2.1(c) not to contravene or violate any provision of any Transferred Permit or Permit Application or applicable Law (for the avoidance of doubt, excluding any Construction Permit), the applicable Seller(s) shall either transfer to Buyer, or obtain the reissuance in Buyer’s name of, each such Transferred Permit or Permit Application at the Closing (and Buyer shall provide reasonable cooperation related thereto). Sellers and Buyer shall have the right to review in advance all characterizations of the information relating to the Transactions which appear in any document to be submitted in connection with any filings to transfer any Transferred Permit or Permit Application, and the filing Party shall consider in good faith any comments reasonably requested by the non-filing Parties.

(b)    Notwithstanding WST Seller’s obligations pursuant to Sections 2.1(c), 6.4(a) and 7.1(h), if WST Seller reasonably believes that it may be unable to obtain the transfer or reissuance of any Transferred Permit or Permit Application to Buyer at or prior to the Closing, WST Seller and Buyer shall discuss and Buyer shall consider in good faith entering into a commercially reasonable alternative arrangement that, to the extent permitted by applicable Law and without violating the terms of such Transferred Permit or Permit Application, will place Buyer and the applicable Seller in the same or substantially similar position, and provide Buyer with the same or substantially similar rights, privileges and benefits, in each case, as if such Transferred Permit or Permit Application had been transferred or reissued to Buyer.

(c)    If the applicable Governmental Entity requires that Buyer apply for the Bernalillo County Approvals, rather than WST Seller, Buyer shall apply for the Bernalillo County Approvals as soon as practicable and on a timeline consistent with obtaining such Bernalillo County Approvals prior to the expected Commercial Operation Date. In furtherance of the foregoing, if applicable, Buyer shall include WST Seller in the process of obtaining the Bernalillo County Approvals and any similar Permits required for the Pajarito Switching Station, including (i) promptly informing WST Seller of any material communication received from such applicable Governmental Entity with respect to the Bernalillo County Approvals and/or such Permits, (ii) permitting WST Seller to have reasonable time and opportunity (and in no event less than ten (10) Business Days) to review and comment on the application (including accompanying exhibits and amendments thereto) and any other filings or statements in connection with the Bernalillo County Approvals and/or such Permits and will consider in good faith the incorporation of any comments reasonably requested by WST Seller, and (iii) providing WST Seller the opportunity (if permitted by applicable Law) to participate in any in person meetings, teleconferences, or other correspondence that Buyer has with such applicable Governmental Entity in connection with the Bernalillo County Approvals and/or such Permits. If WST Seller applies for the Bernalillo County Approvals, WST Seller shall include Buyer in the process of obtaining such approvals, including with respect to the topics covered in clauses (i) through (iii) above.

(d)    For the avoidance of doubt, the NMPRC Approval, the FERC Approvals and the other Governmental Approvals shall be governed by Section 6.6 and not this Section 6.4.

Section 6.5    Publicity; Confidentiality.

(a)    Neither Buyer nor either Seller or any of their respective Affiliates will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Transactions or the Closing without the prior written consent of each of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, Governmental Entity or Permit (including any rules of an applicable securities exchange); provided that, notwithstanding anything to the contrary in Section 11.1, e-mail consent from any Representative of any Party shall suffice to satisfy the requirement hereunder that consent be given in writing and each Party shall be entitled to rely on such e-mail consent for all purposes of this Section 6.5(a). Notwithstanding the foregoing, without prior written consent of the other Parties, each Party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other Parties pursuant to the first sentence of this Section 6.5(a), and each Party may make disclosures concerning this Agreement or the other Transactions in connection with its communications to such Governmental Entities pursuant to and in accordance with Section 6.6.

(b)    From and after the Execution Date and for a period of two (2) years after the Closing Date, each Party shall maintain the confidentiality of any information provided by or on behalf of any other Party, whether in oral or written form, in connection with this Agreement, any Ancillary Agreement and the Transactions, including this Agreement itself and any Ancillary Agreement, or that relates to the Project, the Project Assets or the Assumed Liabilities (collectively, “Confidential Information”); provided that the restrictions in this Section 6.5(b) shall not apply to any information that (i) is or becomes publicly available through no act of the receiving Party or its Representatives in breach hereof; (ii) was in receiving Party’s or its Representatives possession prior to its disclosure hereunder or under the MOU; (iii) is independently developed by receiving Party or its Representatives; (iv) is received by receiving Party or its Representatives from an outside source without any restriction on use or disclosure; (v) is required by applicable Law to be disclosed, but then only to the extent required by applicable Law, including with respect to information required to be disclosed in connection with any regulatory proceeding or for U.S. Securities and Exchange Commission disclosure purposes, or (vi) has been specifically identified by disclosing Party as not being Confidential Information; provided, further, that nothing in this Section 6.5(b) shall limit any disclosures by any Party to the extent that such disclosure is reasonably deemed necessary by such Party to comply with such Party’s obligations under Section 6.3, Section 6.4 and Section 6.6. No Party shall use Confidential Information for any purpose other than in connection with the Transaction or in connection with the acquisition, development, construction, energization, operation and maintenance of the Project. The receiving Party agrees to return, or at its option, destroy, all originals and all copies of all documents or other media containing disclosing Party’s Confidential Information (or any work product derived therefrom) to the disclosing Party upon written request, other than to the extent stored as part of customary computer back up procedures, or as retained in accordance with its customary reasonable document retention policies, in which case such retained Confidential Information shall remain subject to this Section 6.5. The receiving Party may disclose Confidential Information to those of its Representatives, its Affiliates’ Representatives and current or prospective financing parties and investors as is necessary in connection with the Transactions or the development or construction of the Project; provided that any such Representative (other than any Representative bound by professional obligations of confidentiality), financing party or investor is bound by substantially similar confidentiality terms as those herein. The receiving Party shall be liable for any breach of confidentiality by its Representatives.

(c)    The Parties understand that pursuant to NMSA 1978, Section 62-16A-16, proprietary technical or business information is exempt from inspection pursuant to the Inspection of Public Records Act (“IPRA”), NMSA 1978, Section 14-2-1 et. seq., and pursuant to 17.8.2.9 NMAC, RETA Seller is authorized to enter into confidentiality agreements with other parties as necessary. Each Party acknowledges and agrees that if a receiving Party of Confidential Information hereunder is served with any notice or request that disclosure of any Confidential Information is required by applicable Law, including but not limited to subpoenas requiring that Party to produce, release or disclose Confidential Information, or requests to produce Confidential Information under IPRA to RETA Seller or, in Buyer’s case, in connection with a matter subject to the jurisdiction of the NMPRC, that receiving Party shall immediately notify the disclosing Party of the specified Confidential Information and allow that disclosing Party, at its sole expense and cost, to challenge the process of law, including any subpoena, or assist with resisting the production of any documents by RETA Seller in response to an IPRA request.

Section 6.6    Regulatory Approvals.

(a)    It is agreed and acknowledged by Buyer, the Sellers, Pattern Wind and its successors and assigns and any Affiliate of WST Seller that is a party to the Transmission Service Agreements that on a timeline consistent with the Project Schedule but in no event earlier than execution of the Transmission Service Agreements by Buyer and Pattern Wind, Buyer, shall file with FERC an application to obtain an order from FERC pursuant to Section 205 of the Federal Power Act authorizing Buyer to use incremental rates for the Transmission Service Agreements that will account for (i) the costs of any network upgrades required pursuant to the LGIAs and the Wires-to-Wires Agreement, (ii) the Project Costs to be paid by Buyer pursuant to this Agreement and (iii) subject to Section 6.21(c), the costs to be paid by Buyer to complete the Punch List Items (such order, the “FERC 205 Approval” and the date of application, the “FERC 205 Filing Date”), provided that the prudently anticipated and reasonably estimated Projects Costs as of the FERC 205 Filing Date would result in a rate that is above Buyer’s embedded transmission rates as of the FERC 205 Filing Date. For the avoidance of doubt, for purposes of this Agreement, a FERC 205 Approval shall only be considered to have been obtained if the applicable order(s) from FERC is final and non-appealable under Section 313 of the Federal Power Act and accepts Transmission Service Agreements with the requested incremental rates described above.

(b)    Sellers and Buyer shall draft and file with FERC, on the FERC 205 Filing Date, a mutually-agreed upon joint application to obtain an order pursuant to Section 203 of the Federal Power Act authorizing Buyer’s acquisition of the Project which includes the costs underlying the incremental rates as approved pursuant to the FERC 205 Approval (such order, the “FERC 203 Approval” and together with the FERC 205 Approval, the “FERC Approvals”). For the avoidance of doubt, for purposes of this Agreement, a FERC 203 Approval shall only be considered to have been obtained if the applicable order(s) from FERC is final and non-appealable under Section 313 of the Federal Power Act.

(c)    If necessary to lawfully consummate the Transactions, at least sixty (60) days prior to the expected Closing Date, Sellers and Buyer shall make any notification filings, and observe any applicable waiting periods, as may be required pursuant to the HSR Act (“HSR Clearance”).

(d)    It is agreed and acknowledged by Buyer, the Sellers, Pattern Wind and its successors and assigns and any Affiliate of WST Seller that is a party to the Transmission Service Agreements that on a timeline consistent with the Project Schedule, Buyer, with assistance from Sellers, shall apply to the NMPRC for the NMPRC Approval to acquire or operate the Project Assets pursuant to this Agreement.

(e)    Each Party shall, in order to consummate the Transactions, provide commercially reasonable cooperation to the other Parties, and proceed diligently and in good faith and use commercially reasonable efforts, as promptly as practicable, to take, or cause to be taken, and to do, or cause to be done, all things necessary or advisable to obtain the NMPRC Approval, the FERC Approvals, the HSR Clearance (if required) and the other Governmental Approvals, and cooperate in good faith with the applicable Governmental Entities, abide by the directives (from NMPRC or otherwise) of the applicable Governmental Entities and provide promptly such other information and communications to such Governmental Entities as such Governmental Entities may request in connection therewith. Any filing fees required in connection with any Governmental Approval shall be at the sole cost and expense of WST Seller; provided, however, that, for the avoidance of doubt, WST Seller shall not be required to pay any legal fees of Buyer in connection with the foregoing.

(f)    During the Interim Period, the Parties shall provide prompt notification to each other when any filings with respect to the NMPRC Approval, the FERC Approvals, the HSR Clearance (if required) or any other Governmental Approvals are made, and when such approvals are obtained or denied, as applicable. In addition, each Party will (i) promptly inform the other Parties of any material communication received by such Party from any Governmental Entity with respect to the NMPRC Approval, the FERC Approvals, the HSR Clearance (if required) or any other Governmental Approval, in each case, regarding any of the Transactions, (ii) permit the other Parties to have reasonable time and opportunity (and in no event less than ten (10) Business Days) to review and comment on the application (including accompanying exhibits and amendments thereto) and any other filings or statements in connection with the NMPRC Approval, the FERC 205 Approval and the other Governmental Approvals and will consider in good faith the incorporation of any comments reasonably requested by any other Party, and (iii) provide the other Parties the opportunity (if permitted by applicable Law) to participate in any in person meetings, teleconferences, or other correspondence that such Party has with any Governmental Entity in connection with a Governmental Approval.

(g)    In furtherance of the foregoing covenants, the Parties shall use commercially reasonable efforts to (i) make appropriate filings of all documents reasonably required to obtain the NMPRC Approval, the FERC Approvals, the HSR Clearance (if required) and the other Governmental Approvals in accordance with the Project Schedule and (ii) cooperate and supply as promptly as practicable any additional information or documentary material that may be requested by the NMPRC, FERC, Department of Justice, Federal Trade Commission, any other Governmental Entity, or Buyer in response to requests from non-governmental entities. With respect to the FERC Approvals and NMPRC Approval, confidential treatment (or a protective order, as applicable) and expedited review will be requested to the extent deemed appropriate by the Parties after consultation with counsel and consideration of the commercial sensitivity of the documents and information to be included in the application to FERC and NMPRC and consideration of practical regulatory considerations with respect to disclosures to the FERC and NMPRC and the Parties’ posture with respect to the FERC and NMPRC.

(h)    Notwithstanding anything herein to the contrary, no Party shall be obligated to provide any other Party with proprietary information relating to such Party’s businesses or any information that could reasonably be expected to result in a violation of any applicable Law or Contract or constitute waiver of any attorney client privilege or attorney work product protection.

(i)    Each Party and to the extent applicable, its Affiliates (including in the case of WST Seller, Pattern Wind) (i) shall use commercially reasonable efforts to overcome any objections or conditions by any Governmental Entity to the Transactions and (ii) agrees that it shall not take any action which could reasonably be expected to adversely impact the ability of the Parties to secure the NMPRC Approval, FERC Approvals, the HSR Clearance (if required) and any other Governmental Approvals (unless such action is deemed necessary or advisable by such Party in order to avoid the occurrence of a Buyer Burdensome Condition or Seller Burdensome Condition, as applicable). Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be deemed to require Buyer to agree to, accept or become subject to, any Buyer Burdensome Condition, or WST Seller to agree to, accept or become subject to, any Seller Burdensome Condition. Following receipt of any of the NMPRC Approval or FERC Approvals (or any component thereof), Buyer and WST Seller shall, as soon as commercially practicable but in no event later than ten (10) Business Days following receipt thereof, notify each other of the existence or non-existence of a Buyer Burdensome Condition or Seller Burdensome Condition, as applicable. If Buyer or WST Seller gives notice of the existence of a Buyer Burdensome Condition or Seller Burdensome Condition, respectively, within such ten (10) Business Day period, as applicable, Buyer and WST Seller shall, for a period of thirty (30) days, discuss, and negotiate in good faith an arrangement that will mitigate the impact of such Buyer Burdensome Condition or Seller Burdensome Condition, as applicable, and preserve the allocation of risks, rights and obligations between the Parties as contemplated on the Execution Date. Buyer and WST Seller shall have absolute discretion in determining whether to enter into such mitigation arrangement, unless such mitigation arrangement solely involves a financial payment to preserve the allocation of risks, rights and obligations between the Parties (in which case, WST Seller has made such financial payment or reserves had been made to pay for such financial payment). If, at the end of such thirty (30) day period, the Parties cannot agree on such an arrangement, Buyer or WST Seller, as applicable, may elect to terminate this Agreement pursuant to Section 9.1(f). If such Party does not elect to terminate this Agreement within ten (10) Business Days following the end of such thirty (30) day period, such Party shall be deemed to have waived its termination right set forth in Section 9.1(f). Notwithstanding anything in this Agreement to the contrary, WST Seller shall, in its sole discretion, be entitled to accept any limitation (in total) on the Project Costs (x) permitted to be included in the incremental rate, in the case of the FERC 205 Approval, or (y) permitted to be paid by Buyer pursuant to this Agreement, in the case of the FERC 203 Approval or the NMPRC Approval. If WST Seller accepts such limitation (in total), the Maximum Purchase Price due hereunder shall be reduced to reflect any such limitation and Buyer shall not be entitled to terminate this Agreement pursuant to Section 9.1(f).

Section 6.7    Risk of Loss. From the Execution Date until the Closing Date, WST Seller will bear all costs and expenses and assume and bear all risk of loss, damage or destruction of or to the Project due to theft, expropriation, seizure, destruction, damage, fire, earthquake, flood, the elements or other cause or casualty. From and after the Closing Date, Buyer will bear all costs and expenses and assume and bear all risk of loss, damage or destruction of or to the Project due to theft, expropriation, seizure, destruction, damage, fire, earthquake, flood, the elements or other cause or casualty.

Section 6.8    Transfer Taxes.

(a)    Notwithstanding any provision of this Agreement to the contrary, but subject to Section 6.8(b), all Transfer Taxes, if any, incurred in connection with this Agreement and the Transactions (including, for the avoidance of doubt, New Mexico gross receipts taxes, compensating taxes and any transfer fees imposed by transferring licenses, permits and rights-of-ways) shall be borne by WST Seller. The Party legally responsible for doing so shall file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) and remit all necessary payments with respect to such Transfer Taxes and shall provide the other Parties with evidence satisfactory to such other Parties that such Transfer Taxes have been paid. Sellers and Buyer shall reasonably cooperate in preparing and executing any such documents with respect to such Transfer Taxes, and shall reasonably cooperate to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b)    If any Transfer Taxes are incurred in connection with this Agreement and the Transactions (including, for the avoidance of doubt, New Mexico gross receipts taxes and compensating taxes) but WST Seller does not become aware that such Transfer Taxes are due until after the Final Completion Date, WST Seller may submit a written invoice to Buyer for all or any portion of such Transfer Taxes, along with evidence that such Transfer Taxes have been paid or are due and owing. WST Seller shall submit such written invoice to Buyer within thirty (30) days after WST Seller becomes aware of any such Transfer Taxes. Within ten (10) Business Days following Buyer’s receipt of such written invoice, Buyer shall pay to WST Seller, by wire transfer of immediately available funds to the account designated by WST Seller prior to the date of such payment, the amount of such Transfer Taxes included on the written invoice; provided that Buyer shall only be obligated to pay WST Seller for Transfer Taxes after the Final Completion Date pursuant to this Section 6.8(b) if such amount can be included in the incremental rates for the Transmission Service Agreements.

Section 6.9    Proration of Straddle Period Taxes. For purposes of Section 2.3(b), Section 2.4(f), Section 2.6(b) and Article X, any liability for Taxes attributable to a Straddle Period shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (a) in the case of Property Taxes, by apportioning such Taxes on a per diem basis and (b) in the case of all other Taxes, on the basis of a closing of the books as of the close of business on the Closing Date.

Section 6.10    Updates to Disclosure Letters.

(a)    On the same date that WST Seller delivers the written notice of satisfaction or waiver of the conditions to the Development Completion Acknowledgement Date, as contemplated by Section 1.5, WST Seller shall also provide Buyer with an updated Sellers’ Disclosure Letter, which may include Sections whether or not any representation and warranty as set forth herein is qualified by reference to a Section of the Sellers’ Disclosure Letter (the “Development Completion Disclosure Letter”).

(b)    Neither Seller shall be entitled to disclose in the Development Completion Disclosure Letter any change, event, circumstance, development, occurrence or effect, that would reasonably be expected to have an Adverse Effect, individually or in the aggregate (taking into account all previous disclosures), without the prior written consent of Buyer. If Buyer will not consent to the inclusion of such disclosure in the Development Completion Disclosure Letter, the Parties shall, for a period of thirty (30) days, negotiate in good faith an arrangement that will preserve the allocation of risks, rights and obligations between the Parties as contemplated on the Execution Date. The deadline for Buyer’s delivery of the Development Completion Acknowledgement pursuant to Section 1.5 shall be extended for the duration of any such negotiations. If the Parties are not able to reach an agreement and Buyer does not consent to the inclusion of such disclosure in the Development Completion Disclosure Letter by the end of the

thirty (30) day period, then Buyer shall have the right to terminate this Agreement in accordance with Section 9.1(g); provided that, in the case of any Liability that can be solely resolved through a financial payment, if WST Seller agrees to retain such Liability resulting out of or arising from any Adverse Effect, then Buyer shall not be entitled to terminate this Agreement in accordance with Section 9.1(g) (subject to such financial payment being paid at such time or reserves made to allow such payment to be made). If (i) Buyer has the right to terminate this Agreement pursuant to this Section 6.10(b) and does not exercise such termination right within ten (10) Business Days following the end of the thirty (30) day period contemplated above, (ii) Buyer has consented in writing to the inclusion of such disclosure on the Development Completion Disclosure Letter or (iii) WST Seller has agreed to retain any Liabilities resulting out of or arising from any Adverse Effect (and Buyer has agreed to the method and terms of such retention of Liabilities, solely in the case of any Liabilities that cannot be resolved through a financial payment as described above), then such disclosure in the Development Completion Disclosure Letter shall be deemed to have amended the appropriate section of the Sellers’ Disclosure Letter as of the Execution Date (if applicable), as of the Development Completion Acknowledgement Date and as of the Closing Date and to have qualified the representations or warranties to which such section or sections of the Sellers’ Disclosure Letter relates as of the Execution Date (if applicable), as of the Development Completion Acknowledgement Date and as of the Closing Date, all references to the Sellers’ Disclosure Letter shall be deemed to include the information included in the Development Completion Disclosure Letter for all purposes of this Agreement, except that Buyer shall retain its rights to indemnification pursuant to Article X for any Damages resulting from the change, event, circumstance, development, occurrence or effect included on any Section of the Development Completion Disclosure Letter; provided that, for the avoidance of doubt, Buyer shall not have any right to indemnification pursuant to Article X for any Damages resulting from any Contract, Permit or other item that was not included by either Seller on Sections 3.7(b), 3.7(d), 3.9(a), 3.10(a), 3.10(c), 3.13(a) and 3.17 of Sellers’ Disclosure Letter delivered on the Execution Date, absent a breach of any representation, warranty or covenant that is independent of the specific statement in the applicable representation or warranty that required such Contract, Permit or other item to be set forth on the Development Completion Disclosure Letter.

(c)    If, prior to the Development Completion Acknowledgement Date, a change, event, circumstance, development, occurrence or effect has occurred that would be required to be disclosed on the Development Completion Disclosure Letter and which WST Seller reasonably believes may have an Adverse Effect, then WST Seller shall (pursuant to Section 1.4(c)) notify Buyer of such change, event, circumstance, development, occurrence or effect. Upon WST Seller providing such notice, the Parties shall discuss, and in good faith, attempt to agree on an arrangement that will preserve the allocation of risks, rights and obligations between the Parties as contemplated on the Execution Date, and upon such agreement, Buyer shall be deemed to have waived its termination right set forth in Section 6.10(b) with respect to such change, event, circumstance, development, occurrence or effect.

(d)    At any time from the Development Completion Acknowledgement Date through and including the date three (3) Business Days prior to the Closing Date, by written notice to Buyer, WST Seller shall (pursuant to Section 1.4(c)) provide, supplement and amend Sections 3.9(a) and 3.10(c) of Sellers’ Disclosure Letter to include any Assigned Contracts and Real Property Agreements entered into in accordance with this Agreement (including Section

6.2(f)) (each such supplement or amendment, an “Update”). As of the Closing Date, all references to those Sections of the Sellers’ Disclosure Letter shall be deemed to include any such Update for all purposes of this Agreement, except that Buyer shall retain its rights to indemnification pursuant to Article X for any Damages resulting from the change, event, circumstance, development, occurrence or effect included in such disclosure; provided that, for the avoidance of doubt, Buyer shall not have any right to indemnification pursuant to Article X for any Damages resulting from any Contract that was not included by either Seller on Sections 3.9(a) and 3.10(c) of the Development Completion Disclosure Letter, absent a breach of any representation, warranty or covenant that is independent of the specific statement in the applicable representation or warranty that required such Contract to be set forth in the Update. No other updates to the Sellers’ Disclosure Letter after the Development Completion Acknowledgement Date are permitted without the prior written consent of Buyer.

(e)    No updates to the Buyer’s Disclosure Letter are permitted without the prior written consent of WST Seller; provided, however, prior to the Development Completion Acknowledgement Date, WST Seller shall not unreasonably withhold, condition or delay its consent to any update to Section 5.9 of Buyer’s Disclosure Letter that would not materially increase Project Costs or impair, prevent or materially delay the Closing.

Section 6.11    Financing; Cooperation.

(a)    Buyer acknowledges that WST Seller and/or RETA Seller may obtain construction debt financing (the “Financing”) in connection with the development and construction of the Project. During the Interim Period, Buyer shall, at WST Seller’s sole expense, use commercially reasonable efforts to cooperate with the applicable Seller in connection with the arrangement of the Financing (or any replacements thereof).

(b)    Without limiting the foregoing, Buyer shall, upon written request by either Seller or the Financing Agent, (i) use commercially reasonable efforts to provide such information or other documents as may be reasonably requested by either Seller or the Financing Agent in connection with the Financing, (ii) execute a consent to assignment in form and substance reasonably acceptable to Buyer at the sole cost and expense of WST Seller, and (iii) deliver an opinion of in-house counsel with respect to organization and good standing, enforceability, due authorization and no conflicts under New Mexico law.

Section 6.12    Title Report, Title Insurance Commitment and Title Insurance Policy Matters.

(a)    WST Seller shall provide Buyer with the preliminary title report with respect to each parcel of Real Property no later than forty-five (45) days prior to the anticipated Development Completion Acknowledgement Date.

(b)    WST Seller shall cooperate with Buyer’s reasonable requests in connection with WST Seller’s efforts to obtain a commitment for title insurance issued by the Title Company (the “Title Insurance Commitment”), to issue on the Closing Date, at WST Seller’s cost and expense, a title insurance policy issued by the Title Company insuring Buyer’s rights, to the extent insurable in the applicable jurisdiction, in each parcel of Real Property that:

(i) contains such additional affirmative coverage and endorsements (at Seller’s cost and expense) as Buyer may reasonably request and which are available in the applicable jurisdiction; (ii) is in such amount as WST Seller (with Buyer’s input) may negotiate with Title Company, not to exceed the Purchase Price; (iii) shows Buyer as being vested with all requisite right, title and interest in and to the Real Property (including license, easement, right-of-way or similar right created by the Real Property Agreements); (iv) names Buyer as the insured; (v) is issued, or irrevocably committed to be issued, to Buyer as of the Closing Date by the Title Company; and (vi) is subject only to (A) the preprinted standard exceptions that appear in the Title Insurance Commitment (which are not removed by any endorsements in such title commitment), (B) any Permitted Liens, or (C) Liens or other exceptions (1) covered by affirmative title coverage or title endorsement, to the extent available in the applicable jurisdiction; provided that, in connection with the foregoing, WST Seller shall be obligated to deliver, or cause to be delivered, to the Title Company only such affidavits which are in form and substance customarily and reasonably required by the Title Company, and reasonably acceptable to WST Seller, in order to enable the Title Company to provide such affirmative coverage and endorsements or (2) which are reasonably acceptable to Buyer.

Section 6.13    Credit Support. From and after the Execution Date, WST Seller shall maintain in full force and effect, the WST Seller Parent Guaranty for so long as WST Seller has on-going liabilities and/or obligations under this Agreement.

Section 6.14    Books and Records.

(a)    Within ten (10) Business Days after Closing, WST Seller shall deliver to Buyer all of the Books and Records that are in either Seller’s possession or control and not located at the Project.

(b)    Following the Closing, each Seller shall be entitled to retain copies (at its sole cost and expense) of all Books and Records, and shall keep such information confidential in accordance with Section 6.5.

Section 6.15    As-Built Drawings. Prior to the Final Completion Date, WST Seller shall deliver to Buyer stamped engineering “as-built” design documents and drawings evidencing the final as-built Project, in AutoCAD format.

Section 6.16    Transmission Service Agreements. On or prior to the Execution Date, Buyer shall tender to Pattern Wind for its review and execution, the Transmission Service Agreements.

Section 6.17    Removal of Logos and Signs. As promptly as practicable following the Closing, but in no event later than one hundred eighty (180) days after the Closing Date, Buyer will remove or cover all references to either Seller or their respective Affiliates that appear on any Project Assets or at the Project Site, including all signage, logos, storage containers, uniforms and clothing, promotional or advertising literature, stationery, office forms and labels, packaging, manuals, policy books, reference materials and other such documents (including signs displaying either Seller or their respective Affiliates’ emergency contact telephone numbers or otherwise using or displaying the word “Pattern” in whole or in part). Without limiting the foregoing, until such time as the references to either Seller or their respective Affiliates are removed or covered by Buyer, in no event will Buyer use or display such references in any way other than in the same manner used by the Project immediately prior to the Closing.

Section 6.18    Further Actions. After the Closing, Buyer, on the one hand, and Sellers, on the other hand, shall, from time to time, at the request of, and without further expense to, the other, provide all cooperation reasonably requested by the other in order to effectuate the Transactions, including executing and delivering such other instruments of conveyance as the other may reasonably request, in order to effectively consummate the Transactions and, with respect to Buyer, to vest in Buyer all rights, title and interest in and to, and the benefit of, the Project Assets as contemplated by this Agreement, including assistance in the collection or reduction to possession of any such Project Assets.

Section 6.19    Efforts to Close. Each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate, as promptly as practicable, the Transactions during the Interim Period, including obtaining all necessary consents, waivers, authorizations, orders and approvals of Third Persons, whether private or governmental, required of it. Each Party agrees to cooperate fully with the other Parties in assisting it to comply with the provisions of this Section 6.19. Notwithstanding the foregoing, no Party shall be required to initiate any litigation, make any substantial payment not contemplated by this Agreement or incur any material economic burden not contemplated by this Agreement under this Section 6.19. No Party shall be entitled to invoke a failure of a condition precedent to its obligations hereunder where such Party’s own breach or default has caused such failure to occur.

Section 6.20    RETA Eminent Domain Proceedings.

(a)    After the Closing, RETA Seller shall, at WST Seller’s sole cost and expense, continue to prosecute, and shall have authority to manage and control the prosecution of, any eminent domain proceedings that exist and are continuing as of the Closing Date related to any parcels or tracts of real property on which the Project is located (such proceedings, the “RETA Eminent Domain Proceedings”). Sellers shall keep Buyer fully informed of the status of all RETA Eminent Domain Proceedings, including with respect to the terms of any proposed settlement or other resolution of such proceedings and any appeal thereof. Without the prior written approval of Buyer, RETA Seller shall not enter into any third party agreement settling any RETA Eminent Domain Proceeding that (i) imposes financial obligations on Buyer or its Affiliates for which Buyer is not indemnified pursuant to Section 10.2(b), or (ii) (1) explicitly names Buyer or its Affiliates as a party, or (2) imposes any non-financial obligations on Buyer or its Affiliates (in the case of either of clauses (i) or (ii), a “Deficient Settlement Agreement”). To the extent RETA Seller desires to enter into a Deficient Settlement Agreement or otherwise desires for Buyer to approve any third party agreement settling any RETA Eminent Domain Proceeding or any appeal thereof, Sellers shall submit such third party agreement to Buyer, and Buyer agrees that, within ten (10) Business Days of such submittal, Buyer will provide its written approval or reasons for non-approval. If Sellers and Buyer cannot reach agreement on a proposed settlement, the matter will be elevated to each Party’s executive management who shall attempt to reach agreement on the terms of any third party agreement settling the applicable RETA Eminent Domain Proceeding for an additional period of up to ten (10) Business Days.

(b)    Upon completion of any RETA Eminent Domain Proceeding after the Closing, within ten (10) Business Days after receiving the applicable final, non-appealable court order, RETA Seller shall deliver to Buyer a counterpart, duly executed and acknowledged by RETA Seller, to (i) a Non-State Lands Real Property Assignment Agreement to effect the assignment to, and the assumption of related Assumed Liabilities by, Buyer of any easement or right-of-way that is obtained with respect to the Eminent Domain Property that is the subject of such RETA Eminent Domain Proceeding or (ii) a Deed conveying the real property that is the subject of such RETA Eminent Domain Proceedings, as applicable (each date such Non-State Lands Real Property Assignment Agreement or Deed, as applicable, is executed, an “Eminent Domain Property Transfer Date”). The Eminent Domain License shall terminate without any further action by the parties thereto upon the completion of all RETA Eminent Domain Proceedings and the delivery by RETA Seller of Non-State Lands Real Property Assignment Agreement(s) and/or Deed(s), as applicable, with respect to all Eminent Domain Property.

Section 6.21    Transition; Final Completion.

(a)    At a reasonable time prior to the Closing, Buyer and Sellers shall use good faith efforts to coordinate the transition of ownership of the Project Assets from Sellers to Buyer. Such coordination shall include, to the extent deemed necessary or desirable by Buyer, meetings and the sharing of information related to operational issues affecting the Project, the status of Punch List Items, the status of the work being done under all EPC Contracts, the status of warranty claims affecting the Project and any other issues identified by Buyer as requiring coordination consistent with Prudent Utility Practice.

(b)    WST Seller shall not approve any Final Punch List (as defined in Annex 11) or the amount of holdback with any EPC Contractor without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned, or delayed or withheld for any reason that is inconsistent with the terms of Annex 11 and the definition of “Punch List Items” herein.

(c)    From and after the Closing Date, Buyer shall not issue any discretionary change orders under any EPC Contract which are not required pursuant to Prudent Utility Practice to complete construction of the Project in accordance with the Specifications without the prior written consent of WST Seller; provided that, WST Seller’s consent shall not be required if any costs associated with such change orders are not included in the final incremental rates charged to Pattern Wind (or its successors or assigns) pursuant to the Transmission Service Agreements.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

Section 7.1    Buyer Conditions Precedent to Closing. The obligation of Buyer to consummate the Transactions on the Closing Date is subject to the satisfaction or waiver by Buyer of each of the following conditions precedent:

(a)    Closing Deliverables. Each Seller shall have delivered (or concurrently with the Closing, shall deliver) all of the documents and other deliverables required to be delivered by it pursuant to Section 2.9.

(b)    Representations, Warranties and Covenants.

(i)    Each of the Seller Fundamental Representations is true and correct in all respects as of the Closing Date, except to the extent that any such Seller Fundamental Representation has been expressly made only as of an earlier date in which case such Seller Fundamental Representation was true and correct in all respects as of such earlier date;

(ii)    Each of the representations and warranties (other than the Seller Fundamental Representations and the Eminent Domain Property Representations) of each Seller in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifiers contained therein) is true and correct in all respects as of the Closing Date, except for (1) representations and warranties which are as of a specific date, which shall be true and accurate as of such date, subject to the immediately following clause (2) or (2) where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect or have a material adverse effect on the ability of either Seller to consummate the transactions contemplated hereby;

(iii)    Each Seller shall have performed in all material respects all covenants required by this Agreement or any Ancillary Agreement; and

(iv)    Each Seller has executed and delivered to Buyer a certificate dated as of the Closing Date, certifying as to the matters in this Section 7.1(b).

(c)    No Injunctions. There shall be no Laws, Orders or Permits that restrain, enjoin or otherwise prevent or make illegal the consummation of the Transactions, and no action, suit or legal proceeding shall have been instituted or threatened in writing that questions or challenges the validity of, or seeks to impair, restrain, prohibit, invalidate or enjoin, the consummation of the Transactions.

(d)    NMPRC Approval, FERC Approvals and Buyer Approvals. Buyer has received the NMPRC Approval, the FERC Approvals, and the Buyer Approvals, and such NMPRC Approval, FERC Approvals and Buyer Approvals are validly issued and in full force and effect.

(e)    Consents. Buyer has received all Buyer Consents, and such Buyer Consents shall all be in full force and effect.

(f)    Commercial Operation Date. The Commercial Operation Date has occurred or will occur concurrently with Closing.

(g)    Assigned Contract Consents. The Assigned Contract Consents have been obtained in accordance with Section 6.3(a).

(h)    Permits. The Transferred Permits shall have been transferred or reissued to Buyer in accordance with Section 6.4(a), and such Transferred Permits shall be in full force and effect.

(i)    Credit Support. The WST Seller Parent Guaranty shall be in full force and effect.

(j)    Master Lease Agreement. The Master Lease Agreement shall have been terminated.

(k)    Title Insurance. Buyer has received the Title Insurance Commitment from the Title Company.

(l)    Project Costs. Buyer has received an accounting substantially in the form attached hereto as Annex 13, evidencing all Project Costs related to the Project, and the FERC accounts applicable to such Project Costs.

(m)    Transmission Service Agreements. (i) The Transmission Service Agreements shall be in full force and effect and (ii) Pattern Wind, its successors and assigns or its Affiliate Party thereto has posted, or will post simultaneously with the Closing, the credit support required thereunder; provided that this Section 7.1(m) shall not apply with respect to any Transmission Service Agreement to the extent such Transmission Service Agreement has been terminated due to a breach of such Transmission Service Agreement by Buyer.

(n)    Bernalillo County Approvals. The Bernalillo County Approvals shall have been obtained and be in full force and effect; provided that, if the applicable Governmental Entity requires the Bernalillo County Approvals be applied for by and/or issued to Buyer on or after Closing, this condition shall be satisfied if the Bernalillo County Approvals are reasonably expected to be obtained within six (6) months following the Closing.

(o)    Eminent Domain Property. Solely in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date, (i) the only unresolved issues outstanding with respect to such RETA Eminent Domain Proceedings, if any, is the compensation due to the condemnee(s) in connection therewith and (ii) the Eminent Domain License is in full force and effect.

(p)    Final Punch Lists. All Final Punch Lists (as defined in Annex 11) and the amounts of holdback related thereto have been agreed with the applicable EPC Contractor in accordance with Section 6.21(b).

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

Section 8.1    WST Seller Closing Conditions Precedent. The obligation of WST Seller to consummate the Transactions on the Closing Date is subject to the satisfaction or waiver of each of the following conditions precedent:

(a)    Closing Documents. Buyer shall have delivered (or concurrently with the Closing, shall deliver) all of the documents required to be delivered by it pursuant to Section 2.10.

(b)    Representations, Warranties and Covenants.

(i)    Each of the Buyer Fundamental Representations is true and correct in all respects as of the Closing Date, except to the extent that any such Buyer Fundamental Representation has been expressly made only as of an earlier date in which case such Buyer Fundamental Representation was true and correct in all respects as of such earlier date;

(ii)    Each of the representations and warranties (other than the Buyer Fundamental Representations) of Buyer in this Agreement (without giving effect to any materiality or material adverse effect qualifiers contained therein) is true and correct in all respects as of the Closing Date, except for (1) representations and warranties which are as of a specific date, which shall be true and accurate as of such date, subject to the immediately following clause (2) or (2) where the failure to be true and correct would not, individually or in the aggregate, have a material adverse effect or have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby;

(iii)    Buyer shall have performed in all material respects all covenants required by this Agreement or any Ancillary Agreement; and

(iv)    Buyer has executed and delivered to WST Seller a certificate dated as of the Closing Date, certifying as to the matters in this Section 8.1(b).

(c)    No Injunctions. There shall be no Laws, Orders or Permits that restrain, enjoin or otherwise prevent or make illegal the consummation of the Transactions, and no action, suit or legal proceeding shall have been instituted or threatened in writing that questions or challenges the validity of, or seeks to impair, restrain, prohibit, invalidate or enjoin, the consummation of the Transactions.

(d)    FERC 203 Approval; WST Seller Approvals. WST Seller has received the FERC 203 Approval and the WST Seller Approvals, and the FERC 203 Approval and the WST Seller Approvals are validly issued and in full force and effect.

(e)    WST Seller Consents. WST Seller has received all WST Seller Consents, and such WST Seller Consents shall be in full force and effect.

(f)    Payment of Closing Payment. Buyer has paid to WST Seller the Closing Payment as required by Article II.

(g)    Bernalillo County Approvals. The Bernalillo County Approvals shall have been obtained and be in full force and effect.

Section 8.2    RETA Seller Closing Conditions Precedent. The obligation of RETA Seller to consummate the Transactions on the Closing Date is subject to the satisfaction or waiver of each of the following conditions precedent:

(a)    Closing Documents. Buyer shall have delivered (or concurrently with the Closing, shall deliver) all of the documents required to be delivered by it pursuant to Section 2.10.

(b)    No Injunctions. There shall be no Laws, Orders or Permits that restrain, enjoin or otherwise prevent or make illegal the consummation of the Transactions, and no action, suit or legal proceeding shall have been instituted or threatened in writing that questions or challenges the validity of, or seeks to impair, restrain, prohibit, invalidate or enjoin, the consummation of the Transactions, in each case, that reasonably would be expected to result in a Material Adverse Effect.

(c)    FERC 203 Approval. RETA Seller has received the FERC 203 Approval, and the FERC 203 Approval is validly issued and in full force and effect.

(d)    RETA Seller Consents. RETA Seller has received all RETA Seller Consents, and such RETA Seller Consents shall be in full force and effect.

(e)    Letter Agreement. The Letter Agreement and guaranty required thereunder are in full force and effect.

ARTICLE IX

TERMINATION

Section 9.1    Termination Prior to the Closing Date. Without limiting either Party’s ability to exercise any right or remedy to which it is entitled hereunder or under any of the Ancillary Agreements, this Agreement may be terminated at any time prior to the Closing Date:

(a)    by Buyer, if either Seller has breached any representation, warranty, covenant, agreement or obligation in this Agreement and (i) such breach has not been cured within thirty (30) days following written notification thereof (including through an Update in accordance with Section 6.10); provided, however, that if, at the end of such thirty (30) day period, such Seller is endeavoring in good faith, and proceeding diligently, to cure such breach, such Seller shall have an additional thirty (30) days in which to effect such cure and (ii) such breach (to the extent not cured) would give rise to the failure of any condition set forth in Article VII;

(b)    by WST Seller, if (i) Buyer has (1) breached its obligation to pay the Purchase Price, which breach has not been cured within one (1) Business Day following written notification thereof, or (2) breached in any material respect any other representation, warranty, covenant, agreement or obligation in this Agreement, and such breach, in the case of this clause (2), has not been cured within thirty (30) days following written notification thereof; provided, however, that if, at the end of such thirty (30)-day period, Buyer is endeavoring in good faith, and proceeding diligently, to cure such breach, Buyer shall have an additional thirty (30) days in which to effect such cure, and (ii) such breach to the extent not cured would give rise to the failure of any condition set forth in Article VIII;

(c)    by Buyer or either Seller, if any Law or final, non-appealable Order enjoins or otherwise prohibits or makes illegal the Transactions;

(d)    by WST Seller or Buyer, if the NMPRC Approval has not been received by eighteen (18) months prior to the Outside Closing Date;

(e)    by WST Seller or Buyer, if the FERC 205 Approval has not been received by eighteen (18) months prior to the Outside Closing Date;

(f)    by WST Seller or Buyer, following written notification by such Party of its intent to terminate this Agreement due to the existence of a Buyer Burdensome Condition or Seller Burdensome Condition, as applicable, in accordance with Section 6.6(i);

(g)    by Buyer, pursuant to and in accordance with Sections 1.2(c), 1.3(d) and 6.10;

(h)    by WST Seller, pursuant to and in accordance with Section 1.3(d);

(i)    (i) by Buyer, by delivery of ten (10) Business Days’ prior written notice to Sellers at any time after the Outside Closing Date, in the event that the Closing has not occurred on or prior to the termination date stated in such notice, provided that the failure of the Closing to have occurred on or prior to such termination date is not a result of any material breach or default by Buyer hereunder; or (ii) by WST Seller, by delivery of ten (10) Business Days’ prior written notice to Buyer and RETA Seller at any time after the Outside Closing Date, in the event that the Closing has not occurred on or prior to the termination date stated in such notice, provided that the failure of the Closing to have occurred on or prior to such termination date is not a result of any material breach or default by WST Seller hereunder;

(j)    by Buyer, if the Development Completion Acknowledgement Date has not occurred on or prior to eighteen (18) months before the Outside Closing Date; or

(k)    by the mutual written consent of the Parties.

Section 9.2    Procedure and Effect of Termination.

(a)    The Party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other Parties in accordance with Section 11.1,

specifying the provisions hereof pursuant to which such termination is effected and the effective date of such termination.

(b)    If this Agreement is terminated pursuant to Section 9.1, then (i) all obligations of the Parties hereunder, including the obligations to be performed at the Closing Date, shall become void and of no effect with no liability on the part of any Party, except that the agreements contained in Section 6.5, this Section 9.2, Article X and Article XI shall survive such termination, and (ii) no such termination shall relieve any Party of any liability for Damages resulting from any breach by that Party of this Agreement occurring prior to such termination, or for the breach of any provision hereof that expressly survives the termination of this Agreement, in either such case, arising out of gross negligence, willful misconduct or fraud or resulting from Buyer’s failure to pay any portion of the Purchase Price when due.

Section 9.3    Contractual Liability of RETA Seller. As provided in NMSA 1978, Section 37-1-23, RETA Seller shall be liable to Buyer for any Damages arising out of (a) any breach by RETA Seller of any representation and warranty or covenant of RETA Seller set forth herein and (b) any failure by RETA Seller to pay, perform or discharge any Excluded Liability of RETA Seller as and when due.

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.1    Nature and Survival of Representations and Agreements.

(a)    All representations and warranties made by Sellers or Buyer in this Agreement shall survive the Closing for a period of eighteen (18) months, except that (i) the representations and warranties in Section 3.12, Section 3.19(a), the Buyer Fundamental Representations and the Seller Fundamental Representations shall survive until the expiration of the applicable statute of limitations, plus thirty (30) days and (ii) solely in the event that any RETA Eminent Domain Proceedings exist and are continuing as of the Closing Date, (A) the Eminent Domain Property Representations (other than the representations and warranties in Section 3.19(a)) made on any Eminent Domain Property Transfer Date shall survive for a period of eighteen (18) months from such Eminent Domain Property Transfer Date and (B) the representations and warranties in Section 3.20 shall survive until the later of (x) eighteen (18) months from the Closing Date and (y) the termination of the Eminent Domain License.

(b)    (i) The covenants and agreements of the Parties contained in this Agreement to be performed by their terms at or prior to the Closing shall survive the Closing for a period of eighteen (18) months and (ii) the covenants and agreements of the Parties contained in this Agreement to be performed by their terms on or after the Closing Date shall survive the Closing until fully performed in accordance with the terms specified in this Agreement with respect to such covenant or agreement.

(c)    All representations, warranties and covenants shall survive beyond the period specified in this Section 10.1 with respect to any inaccuracy therein or breach thereof, notice of which shall have been duly given within such applicable period in accordance with

Section 10.4(b), but only to the extent that, and for the time period necessary to, resolve any claim for indemnification arising from an asserted breach of the applicable representation, warranty, covenant or agreement.

Section 10.2    Indemnification.

(a)    Indemnification by WST Seller for WST Seller Breaches. Subject to the terms of this Article X, from and after Closing, WST Seller shall indemnify, protect, defend and hold harmless each Buyer Indemnified Person, from and against any and all Damages resulting from, imposed upon or incurred by Buyer Indemnified Person, due or relating to or arising out of (i) any breach by WST Seller of any representation and warranty or covenant of WST Seller set forth herein, (ii) any Transfer Taxes for which WST Seller is liable pursuant to the terms of this Agreement and (iii) any failure by WST Seller to pay, perform or discharge any Excluded Liability of WST Seller as and when due. Solely in the event that the Bernalillo County Approvals have not been obtained prior to Closing, subject to the terms of this Article X and Buyer’s compliance with Section 6.4(c), from and after Closing, WST Seller shall indemnify, protect, defend and hold harmless each Buyer Indemnified Person, from and against any and all fines and penalties imposed upon Buyer Indemnified Person by the applicable Governmental Entity for owning and operating the Project prior to obtaining the Bernalillo County Approvals.

(b)    Indemnification by WST Seller for RETA Seller Breaches. Subject to the terms of this Article X, from and after Closing, WST Seller shall indemnify, protect, defend and hold harmless each Buyer Indemnified Person, from and against any and all Damages resulting from, imposed upon or incurred by Buyer Indemnified Person, due or relating to or arising out of (i) any breach by RETA Seller of any representation and warranty or covenant of RETA Seller set forth herein, (ii) any failure by RETA Seller to pay, perform or discharge any Excluded Liability of RETA Seller as and when due, and (iii) any failure by RETA Seller to pay any amount owing, or perform or discharge any obligation, in connection with RETA Eminent Domain Proceedings related to the Real Property, which for the avoidance of doubt includes Sellers’ obligations arising pursuant to Section 6.20.

(c)    Indemnification by Buyer. Subject to the terms of this Article X, from and after Closing, Buyer shall indemnify, protect, defend and hold harmless each Seller Indemnified Person from and against any and all Damages resulting from, imposed upon or incurred by such Seller Indemnified Person, due or relating to or arising out of (i) any breach by Buyer of any representation and warranty or covenant of Buyer set forth herein and (ii) any failure by Buyer to pay, perform or discharge any Assumed Liability as and when due.

Section 10.3    Payments of Indemnifiable Amounts. (a) To the extent that a payment is due with respect to any indemnified Claims under Section 10.2, WST Seller or Buyer as the context requires (the “Indemnifying Party”) shall make such payment to the Indemnified Person within thirty (30) days after written demand by the Indemnified Person (or Party making such claim on behalf of such Person) and (b) to the extent that a payment is due with respect to an indemnified Claim under Section 10.2(a) or 10.2(b), Buyer shall be entitled to set off any and all such amounts from the Indemnity Holdback Amount or draw on the Post-Closing Security; provided that, in each case of clause (a) and (b), if such Claim is being contested pursuant to

Section 10.4, such payment, set off or draw may be deferred until the resolution of such contest pursuant to Section 10.4.

Section 10.4    General Procedures for Indemnity Obligation.

(a)    All Claims for indemnification by the Indemnified Persons under Section 10.2 shall be asserted and resolved in accordance with this Section 10.4.

(b)    If an Indemnified Person learns of an actual or potential Claim for which such Indemnified Person may seek indemnification under Section 10.2, such Indemnified Person (or Party making a claim on behalf of such Person) shall promptly notify (in writing) the Indemnifying Party thereof, specifying the nature of and specific basis for such Claim and the actual or estimated amount thereof to the extent then feasible (the “Claim Notice”); provided, however, that the failure to provide such notice promptly shall not limit or reduce such Indemnified Person’s right to indemnification under Section 10.2 except to the extent (and only to the degree) that such failure to provide such notice promptly shall prevent or shall have prejudiced the Indemnifying Party from properly or effectively defending the Claim (including reducing the amount of Damages with respect to such Claim) or from recovering reimbursement or other Damages to which the Indemnifying Party would be entitled.

(c)    The Indemnifying Party shall notify the Indemnified Person within thirty (30) days of receipt of a Claim Notice whether or not it disputes its obligation to indemnify such Indemnified Person against such Claim or whether or not it elects to assume the defense of any Third Person Claim; provided, however, that the Indemnified Persons are hereby authorized prior to and during such thirty (30) day period to file any motion, answer or other pleading that may be necessary or appropriate to protect their respective interests or those of the Indemnifying Party and a copy of such pleading shall be promptly delivered to the Indemnifying Party. Failure of the Indemnifying Party to give notice contemplated by this Section 10.4(c) shall not be deemed or construed as an admission of the Indemnifying Party’s indemnification liability for any Claim. Notwithstanding anything to the contrary in this Agreement, during the thirty (30) day period following receipt of a Claim Notice, the Indemnifying Party shall have the right to cure the events or circumstances giving rise to a Claim if and to the extent such events or circumstances are amenable to cure.

(d)    In the case of a Third Person Claim, the Indemnifying Party shall be entitled to conduct and control the defense and settlement of such Third Person Claim; provided that the Indemnified Person shall have the right to participate in, but not control, such defense and settlement; provided, further, that the Indemnified Person shall have the right to participate in such defense, using its own counsel to the extent (i) in the reasonable judgment of counsel to such Indemnified Person a conflict of interests between such Indemnified Person and the Indemnifying Party exists or could be reasonably likely to exist in respect of such Third Person Claim which renders it inappropriate for the same counsel to represent both the Indemnified Person and the Indemnifying Party or (ii) such Third Person Claim entails a material risk of criminal penalties or non-monetary sanctions being imposed on such Indemnified Person.

(e)    If the Third Person Claim is asserted against both the Indemnifying Party and such Indemnified Person and there is a conflict of interests which renders it inappropriate for the same counsel to represent both the Indemnifying Party and such Indemnified Person, the Indemnifying Party will be responsible for paying for the reasonable, documented fees of separate counsel for such Indemnified Person; provided, however, that if there is more than one Indemnified Person, the Indemnifying Party will not be responsible for paying for more than the reasonable, documented fees of one separate firm of attorneys to represent such Indemnified Persons, regardless of the number of Indemnified Persons.

(f)    If the Indemnifying Party elects to defend against any Third Person Claim, it shall diligently prosecute it to a final conclusion or settlement. If such Indemnified Person desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense.

(g)    If the Indemnifying Party fails to defend against any Third Person Claim, whether by not giving timely notice as provided above or otherwise, unless the Indemnifying Party disputes its liability with respect to such Third Person Claim, the Indemnified Person shall have the right but not the obligation to defend against such Claim at the Indemnifying Party’s reasonable expense. If the Indemnifying Party disputes its liability with respect to any Third Person Claim, the Indemnified Person shall have the right but not the obligation to defend against such Claim at its sole cost and expense, and such cost and expense shall be subject to indemnification hereunder to the extent that the Indemnifying Party is determined to be liable for such Third Person Claim.

(h)    Unless the Indemnifying Party has accepted liability for any Third Person Claim in writing, the Indemnifying Party shall not settle any such Claim of such Indemnified Person without the prior written consent of such Indemnified Person unless (i) the sole relief provided by such settlement is monetary damages that are paid or caused to be paid by the Indemnifying Party and (ii) the Indemnified Person shall have no liability with respect to any settlement or compromise thereof effected and shall have been irrevocably released in writing by the Third Person in respect of any and all Damage for events comprising such Third Person Claim. The Indemnified Persons shall not settle any Claim without the prior written consent of the Indemnifying Party unless the Indemnifying Party has refused to accept liability for such Claim or failed to defend such Indemnified Person against such Claim pursuant to the terms of this Agreement; provided that the Indemnifying Party shall not unreasonably withhold its consent.

(i)    If requested by the Indemnifying Party, the Indemnified Persons agree to cooperate to the extent commercially reasonable with the Indemnifying Party, its (or their respective) insurers and their respective counsel in contesting any Third Person Claims that either Seller elects to contest; provided that the Indemnifying Party has agreed to advance to the Indemnified Persons all out-of-pocket costs and expenses (including reasonable attorneys’ fees) that the Indemnified Persons may incur in so cooperating in the contest of such claim.

Section 10.5    Mitigation and Limitations on Claims. Notwithstanding anything to the contrary contained herein:

(a)    Obligation to Mitigate Damages. Any Indemnified Person that becomes aware of a Claim for which it seeks indemnification under this Article X shall be required to use commercially reasonable efforts to mitigate the Damages including taking any actions reasonably requested by the Indemnifying Party and an Indemnifying Party shall not be liable for any Damages to the extent that it is directly attributable to the Indemnified Person’s failure to mitigate.

(b)    Net of Insurance Benefits. All Claims sustained by an Indemnified Person or any member of its Indemnified Group by reason of any breach or nonperformance hereunder shall be net of insurance recoveries from insurance policies (including under the existing title policies) to the extent that any proceeds of such policies, less any costs, expenses or premiums incurred by the Indemnifying Party in connection therewith, are received by such Indemnified Person, but excluding any insurance policies maintained by any Indemnified Person or any Affiliate thereof.

(c)    No Consequential Damages. Notwithstanding anything in this Agreement to the contrary, no Party or its Affiliates, or their respective Representatives, shall be liable for Non-Reimbursable Damages.

(d)    Subsequent Recoveries. If the amount of any Claim, at any time subsequent to the Indemnifying Party making of a payment under this Article X, is reduced by amounts actually received by an Indemnified Person or any related Indemnified Person who is a member of its Indemnified Group, net of Taxes payable and net of enforcement or collection cost in respect of any recovery, settlement or otherwise under or pursuant to any applicable insurance coverage (excluding any insurance policies maintained by any Indemnified Person or any Affiliate thereof) or pursuant to any applicable claim, recovery, settlement or payment by or against any other Person, without duplication of any amount already reducing such Claim pursuant to this Section 10.5 (collectively, “Recoveries”), the amount of such Recoveries shall be repaid by such Indemnified Person to the Indemnifying Party within twenty (20) days after receipt thereof (or credit therefor) by such Indemnified Person, up to the aggregate amount of the payments made by the Indemnifying Party to such Indemnified Person.

(e)    Overall Limitation on Liability. No Party shall have any liability for indemnification under Section 10.2(a)(i), Section 10.2(b)(i) or Section 10.2(c)(i), in the aggregate, in excess of the Liability Cap. For the avoidance of doubt, a payment made by any Person (on behalf of the Indemnifying Party) to a Third Person in connection with the satisfaction of a Claim under this Article X shall for all purposes be considered a payment made by the Indemnifying Party.

(f)    Deductible and De Minimis Threshold. No Party shall have any liability for indemnification under Section 10.2(a)(i), Section 10.2(b)(i) or Section 10.2(c)(i), as applicable, (i) with respect to any single Claim or group of related Claims, unless such single Claim or group of related Claims results in Damages that equal or exceed Thirty Thousand Dollars ($30,000) (the “De Minimis Amount”), in which event, subject to following clause (ii), the Indemnifying Party shall be liable for the full amount of the Damages without taking the De Minimis Amount into account, and (ii) until the aggregate amount of all Damages incurred by the other Party equals or exceeds three-quarters of one percent (0.75%) of the Purchase Price (the “Deductible Amount”), in which event the Indemnifying Party shall be liable for the full amount of the Damages without taking the Deductible Amount into account; provided, however, that the foregoing limitations shall not apply to any Damages relating to any breach of the Seller Fundamental Representations or Buyer Fundamental Representations, in each case, for which the De Minimis Amount and the Deductible Amount shall be zero.

(g)    No Duplication. Any liability for indemnification under this Article X shall be determined without duplication of recovery, including for the avoidance of doubt, with respect to WST Seller’s indemnification obligations set forth in Sections 10.2(a) and 10.2(b) and RETA Seller’s liability, if any, to Buyer under Section 9.3. Without limiting the generality of the prior sentence, if a statement of facts, condition or event constitutes a breach of more than one representation, warranty, covenant or agreement which is subject to the indemnification obligation in Section 10.2 of this Agreement or any other indemnification section of the Ancillary Agreements, or a breach by both Sellers, only one recovery of any Claim shall be allowed.

(h)    Materiality Qualifiers. Notwithstanding anything in this Agreement to the contrary, for the purposes of determining whether there has been any misrepresentation or breach of a representation or warranty for purposes of this Article X and for purposes of determining the amount of Damages resulting therefrom for the purposes of this Article X, all qualifications or exceptions in any representation or warranty (other than any representation or warranty set forth in Section 3.18) referring to the terms “material”, “materiality”, “in all material respects”, “material adverse effect” or “Material Adverse Effect” shall be disregarded.

(i)    Project Costs. Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, Buyer shall not be entitled to indemnification under this Article X for any Damages that were included as Project Costs in the Purchase Price.

Section 10.6    Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur and money damages may not be a sufficient remedy. In addition to any other remedy at law or in equity, each of the Sellers and Buyer shall be entitled to specific performance by any other Party of its obligations under this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy. The Parties further agree that they shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, the appropriateness of specific performance as a remedy for a breach of this Agreement, and each Party waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.7    Exclusive Remedies. Notwithstanding anything to the contrary in this Agreement, the Parties agree that, after the Closing Date, the indemnification provisions of this Article X shall be the sole and exclusive remedy of any Indemnified Person for money damages for the inaccuracy of an Indemnifying Party’s representations and warranties, or the breach of an Indemnifying Party’s covenants, contained in this Agreement, or any certificate, instrument or document delivered pursuant hereto, or the rights of such Indemnified Persons, except with respect to Claims for a breach by an Indemnifying Party of any representation, warranty or covenant under this Agreement that constitutes fraud, gross negligence or willful misconduct for which this Article X shall not apply; provided that, for the avoidance of doubt, this Article X

(including Section 10.5) shall apply to any breach of a representation or warranty made by any Party that constitutes negligent misrepresentation.

Section 10.8    Subrogation of Claims Against Third Parties. Upon full payment of any Claim by the Indemnifying Party to any Indemnified Person under this Article X, if such Indemnified Person has not satisfied its mitigation obligation pursuant to Section 10.5(a), the Indemnifying Party, without any further action, shall be subrogated to any and all claims that Indemnified Person may have against third parties relating to such Claim (excluding claims against third parties that provide insurance coverage to such Indemnified Person), but only to the extent of the amount paid to such Indemnified Person by the Indemnifying Party in respect of such Claim, and such Indemnified Person shall use commercially reasonable efforts to cooperate with the Indemnifying Party, at the expense of the Indemnifying Party in order to enable the Indemnifying Party to pursue such claims.

Section 10.9    New Mexico Specific Provisions. The following provision shall apply notwithstanding any other provision in this Article X as well as all other provisions of this Agreement. To the extent, if at all, but only to the extent, that NMSA 1978, Section 56-7-1, as amended from time to time, is applicable to this Agreement, or any indemnification agreements herein, or agreement to indemnify any Indemnified Person given in this Agreement, regardless of whether such undertaking or agreement to indemnify makes reference to this or any other limitation provision, this Agreement does not purport to indemnify such Indemnified Person against loss or liability for damages arising from and to the extent of the negligence, act or omission of the Indemnified Person or the officers, employees or agents of the Indemnified Person.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1    Notices. All notices, requests, demands and other communications under this Agreement must be in writing and must be delivered in person or sent by overnight delivery using a nationally recognized delivery service and properly addressed as follows:

If to WST Seller, to:

1088 Sansome Street
San Francisco, CA 94111
Attention: General Counsel

If to RETA Seller, to:

c/o Sutin, Thayer & Browne
6100 Uptown Blvd, NE, Suite 400
Albuquerque, NM 87110
Attention: Lynn E. Mostoller

If to Buyer, to:

414 Silver Ave. SW
Albuquerque, NM 87102
Attention: General Counsel

Any Party may from time to time change its address for the purpose of notices to that Party by a similar notice specifying a new address, but no such change is effective until it is actually received by the Party sought to be charged with its contents. All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 11.1 are effective upon delivery.

Section 11.2    No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not otherwise be deemed to confer upon or give to any third party any right, claim, cause of action or other interest herein.

Section 11.3    Amendment and Waiver. Neither this Agreement nor any term hereof may be changed, amended or terminated orally, but only by the written act of the Parties (or, in respect of a waiver, the waiving Party or Parties). No failure or delay on the part of a Party hereto in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

Section 11.4    Binding Nature; Assignment. This Agreement shall bind and inure to the benefit of the Parties hereto and their respective successors and legal representatives and permitted assigns. No Party shall assign its rights and obligations under this Agreement, without the prior written consent of the other Parties hereto, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect; provided, however, that WST Seller and/or RETA Seller may collaterally assign, without the consent of Buyer, this Agreement or all or a portion of its rights, interests and obligations under this Agreement to Persons providing debt financing in connection with the Project.

Section 11.5    GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED MADE AND PREPARED AND SHALL BE GOVERNED, CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW MEXICO, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS THEREOF WHICH MAY REQUIRE THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION.

Section 11.6    Jurisdiction; Service of Process. Each of the parties hereto (a) hereby irrevocably consents to the exclusive jurisdiction of the courts of the State of New Mexico and of any federal court located in the United States District Court for the District of New Mexico (or, if such courts do not accept jurisdiction, any state or federal court of competent jurisdiction in the United States) in connection with any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions, (b) hereby agrees to waive any objection to venue in the State of New Mexico and Bernalillo County, and (c) agrees that, to the extent permitted by law, service of process in connection with any such proceeding may be effected by mailing in the same manner provided in Section 11.1 hereof.

Section 11.7    Counterparts. This Agreement may be executed and delivered in counterparts, each of which shall be an original, but each of which, when taken together, shall constitute one and the same instrument. This Agreement may be delivered by electronic transmission.

Section 11.8    Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

Section 11.9    Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, (provided the substance of the agreement between the Parties is not thereby materially altered) and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable Laws, the Parties hereto hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

Section 11.10    Entire Agreement. This Agreement, including the Annexes and Disclosure Letters hereto, together with any other letters, written notices or consents provided pursuant to Section 1.5(a)(v), Section 6.2(f) and/or the definition of “Pre-Approved Real Property Agreement”, constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior statements or agreements, whether oral or written, among the Parties or their Affiliates with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement, the Annexes and Disclosure Letters (other than an exception expressly set forth as such in the Disclosure Letters), the statements in the body of this Agreement will control.

Section 11.11    Bulk Sales. Each Party hereby waives compliance by the other Parties with the provision of any bulk sales or bulk transfer Laws of any jurisdiction in connection with the Transactions.

Section 11.12    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transactions.

Section 11.13    Further Assurances. Each Party hereto covenants and agrees promptly to execute, deliver, file or record such agreements, instruments, certificates and other documents and to do and perform such other and further acts and things as any other Party hereto may reasonably request or as may otherwise be necessary or proper to consummate the Transactions and to carry out the provisions of this Agreement.

Section 11.14    WAIVER OF JURY TRIAL. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY

ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

Section 11.15    Defined Terms; Rules of Construction. Capitalized terms when used in this Agreement (and in the Disclosure Letters and Annexes) have the meanings set forth in Annex 1. Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) words used or defined in the singular include the plural and vice versa; (c) references to Articles and Sections refer to Articles and Sections of this Agreement, unless otherwise specified; (d) references to Disclosure Letters and Annexes refer to the Disclosure Letters and Annexes delivered in connection with or attached to this Agreement, each of which is made a part hereof for all purposes; (e) references to Laws refer to such Laws as they may be amended from time to time, and references to particular provisions of Law include any corresponding provisions of any succeeding Law; (f) terms defined in this Agreement are used throughout this Agreement and in any Disclosure Letters and Annexes hereto as so defined; (g) all Article and Section titles or captions contained in this Agreement or in any Disclosure Letters and Annexes referred to herein and the table of contents of this Agreement are for convenience only and shall not be deemed a part of this Agreement or affect the meaning or interpretation of this Agreement; (h) references to any agreement, contract or document (including any referred to herein in any Disclosure Letter or Annex hereto) shall mean such agreement, contract or document as the same may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement; (i) the words “herein”, “hereof” and “hereunder” shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement; (j) references to money refer to legal currency of the United States; (k) references to “days” shall mean calendar days, unless otherwise indicated; (l) any date specified for action that is not a Business Day shall mean the first Business Day after such date; (m) references to Persons include their successors and permitted assigns; (n) if a term is defined as one part of speech (such as a noun), then it shall have a corresponding meaning when used as another part of speech (such as a verb) as the context requires; (o) the terms “include,” “includes” and “including” mean “including, without limitation”; and (p) the word “or” is not exclusive.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this BUILD TRANSFER AGREEMENT to be duly executed as of the date first set forth above.
WESTERN SPIRIT TRANSMISSION LLC, as WST Seller

By:         /s/ Dyann Blaine
Name: Dyann Blaine
Title: Authorized Signatory

[SIGNATURE PAGE TO BUILD TRANSFER AGREEMENT]

NEW MEXICO RENEWABLE ENERGY TRANSMISSION AUTHORITY, as RETA Seller

By:         /s/ Robert E. Busch
Name: Robert E. Busch
Title: Chairman

[SIGNATURE PAGE TO BUILD TRANSFER AGREEMENT]

PUBLIC SERVICE COMPANY OF NEW MEXICO, as Buyer

By:         /s/ Chris M. Olson
Name: Chris M. Olson
Title: Senior Vice President, Utility Operations

[SIGNATURE PAGE TO BUILD TRANSFER AGREEMENT]

ANNEX 1

DEFINITIONS
“Actual Prorated Amount” has the meaning set forth in Section 2.6(d).
“Additional Assigned Contract” has the meaning set forth in Section 6.2(f).
“Adverse Effect” means any change, event, circumstance, development, occurrence or effect that, individually or in the aggregate, would reasonably be expected to: (a) result in a material change to the Project Assets or Assumed Liabilities expected to be transferred and assumed by Buyer, in a manner that is adverse to Buyer, measured against (i) the definition of the Project in the Recitals, (ii) the Project Scope and Specifications set forth in Annex 2, and (iii) the Project Site as set forth in Annex 3, including any change that would reasonably be expected to result in the failure of Sellers to acquire indefeasible and perpetual rights (excluding (x) any easements or rights-of-way granted by the New Mexico Commissioner of Public Lands and any Crossing Agreements, in each case which the Parties acknowledge may not be indefeasible or perpetual and (y) the rights granted pursuant to the Isleta Right-of-Way Agreement) to a contiguous route for the transmission line portion of the Project (a material change adverse to Buyer being deemed to have occurred if such effect is intended to or would result in a change to the route for the transmission line set forth on Annex 3 (other than immaterial changes to the route) not previously approved in writing by Buyer); (b) impose material continuing liabilities or obligations on Buyer after Closing (which liabilities or obligations would not reasonably be expected to be recoverable through the incremental rates approved, or expected to be approved, in the FERC 205 Approval); or (c) restrain, enjoin or otherwise prevent or make illegal the consummation of the Transactions.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, with “control” meaning for such purpose the possession, directly or indirectly and by ownership of equity interests or otherwise, of the authority to direct or cause the direction of the management or policies of such Person.
“Agreement” has the meaning set forth in the Preamble.
“Ancillary Agreements” means the Deeds, each Bill of Sale and Assignment, each Real Property Assignment Agreement and each other document, certificate, agreement or other instrument executed and delivered by the Parties pursuant hereto.
“Annex Data Room” means the virtual data room titled “3rd Party Accessible – Western Spirit BTA Annexes (PNM)” which is hosted by Microsoft SharePoint; provided that if such virtual data room is required, necessary or appropriate to be re-established elsewhere, then the contents of such Annex Data Room may be re-established and maintained by WST Seller or any of its Affiliates to another virtual data room subject to the prior written consent of Buyer, not to be unreasonably withheld, conditioned or delayed.

ANNEX 1-1

“Asset Retirement Obligation” means the applicable Seller’s legal obligation to perform decommissioning, reclamation or removal activities upon retirement of an asset pursuant to certain of its Permits and Real Property Agreements to license portions of the Project Site.
“Assigned Contract Consents” has the meaning set forth in Section 6.3(a).
“Assigned Contracts” has the meaning set forth in Section 2.1(d).
“Assigned Warranties” has the meaning set forth in Section 2.1(d).
“Assumed Liabilities” has the meaning set forth in Section 2.3.
“Base Purchase Price” has the meaning set forth in Section 2.5(b).
“Bernalillo County Approvals” means (a) the Special Use Permit from Bernalillo County for transmission structures to accommodate ownership of the Project by Buyer and (b) the addition of the project to the Electric Facilities Plan for Bernalillo County.
“Bill of Sale and Assignment” has the meaning set forth in Section 2.9(b).
“Books and Records” means all books and records, reports, studies, engineering design plans, blueprints and as-builts, specifications, licenses, permits (including expired or closed out permits), operating logs, maintenance records, safety and maintenance manuals, instruction manuals, incident reports, standards, Occupational Safety and Health Administration logs, test reports, quality documentation and reports, hazardous waste disposal records, training records, procedures and similar items, shipping documents and financial and accounting records, in each case, in the possession or control of either Seller or any of its Affiliates and to the extent relating primarily to the Project Assets and the Assumed Liabilities but excluding, in each case, any Excluded Books and Records, and in each case in formats which are reasonably and practically available, including electronic, where available.
“Business Day” means Monday through Friday, excluding federal holidays and any day that banks in Albuquerque, New Mexico are authorized or obligated to close.
“Buyer” has the meaning set forth in the Preamble.
“Buyer Approvals” has the meaning set forth in Section 5.4.
“Buyer Burdensome Condition” means any requirement, obligation or condition imposed by FERC or the NMPRC on Buyer or its Affiliates as a condition of granting the FERC 203 Approval, FERC 205 Approval or NMPRC Approval, as applicable, which requirement, obligation or condition would: (a) impose a material limitation on the Project Costs allowed to be included in the incremental rates sought by Buyer, in the case of the FERC 205 Approval (which includes any reduction in incremental rates below Buyer’s embedded transmission rates as of the date of the FERC 205 Approval), or paid to WST Seller pursuant to this Agreement, in the case of the FERC 203 Approval or the NMPRC Approval (in each case, subject to Section 6.6(i)); (b) require the divestiture of any portion of the Project Assets or other assets or businesses of Buyer or its Affiliates (other than any immaterial portion of the Project Assets or other immaterial

ANNEX 1-2

assets of businesses of Buyer or its Affiliates); (c) require the redirection or redistribution of benefits and burdens associated with the Project as between the Buyer and its customers, in a manner that is adverse to Buyer (other than in an immaterial way); or (d) otherwise result in or require Buyer or its Affiliates to take on risk, responsibilities or Liabilities (other than any immaterial risks, responsibilities or Liabilities) that were not expected or anticipated pursuant to this Agreement (which Liabilities would not reasonably be expected to be recoverable through the incremental rates approved, or expected to be approved, in the FERC 205 Approval).
“Buyer-Caused Delay” means a delay in or interference with WST Seller’s performance or achievement of a Project Milestone resulting from the acts or omissions of Buyer or its employees, including a failure to interconnect the Project (not caused by a failure by another Party or a Third Person) and a failure of Buyer to meet any of its obligations under either LGIA or the Wires-to-Wires Agreement.
“Buyer Consents” has the meaning set forth in Section 5.3.
“Buyer Fundamental Representations” means the representations and warranties set forth in Sections 5.1 (Organization and Existence), 5.2 (Authorization), 5.3(a) (Noncontravention) and 5.7 (Brokers).
“Buyer Indemnified Group” means collectively, Buyer and each other Indemnified Person with respect to Buyer.
“Buyer Indemnified Person(s)” means Buyer and each of its shareholders, members, Representatives and Affiliates.
“Buyer’s Disclosure Letter” means that certain Disclosure Letter prepared by Buyer and delivered to Sellers as of the Execution Date.
“Claim” means any demand, complaint, claim, action, legal proceeding (whether at law or in equity), investigation (but only to the extent that a party has been provided notice of such investigation), request for information, arbitration, hearing, audit or suit, in each case, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.
“Claim Notice” has the meaning set forth in Section 10.4(b).
“Closing” has the meaning set forth in Section 2.8.
“Closing Date” has the meaning set forth in Section 2.8.
“Closing Payment” has the meaning set forth in Section 2.5(b).
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercial Operation” means the occurrence or satisfaction of the following:

ANNEX 1-3

(a)    the Project has been physically completed and commissioned, is fully operational and capable of continuous operation, has been be energized and has been interconnected with Buyer’s transmission system, all in accordance with the Specifications and any additions or modifications to the Specifications made pursuant to Section 1.4 (allowing for immaterial deviations from such Specifications);
(b)    a certificate certifying substantial completion under each EPC Contract in accordance with such EPC Contract has been delivered by the applicable EPC Contractor to, and approved by, WST Seller pursuant to such EPC Contract;
(c)    all Permits required for Sellers to construct and own the Project in compliance with Law have been obtained and are in full force and effect (except to the extent that, under applicable Law, any such Permits are no longer required to remain in effect); and
(d)    each of the foregoing has been certified to Buyer by WST Seller and the Independent Engineer has delivered the Commercial Operation Date Certificate.
“Commercial Operation Date” means the date on which the Project achieves Commercial Operation.
“Commercial Operation Date Certificate” means certificate delivered by the Independent Engineer to Buyer substantially in the form attached hereto as Annex 10.
“Confidential Information” has the meaning set forth in Section 6.5(b).
“Construction Permits” has the meaning set forth in Section 2.1(c).
“Contract” means any written contract, agreement, lease, license, note, indenture, obligation, bond, mortgage, instrument and any other binding commitment, arrangement, undertaking or understanding, but not including Permits.
“Corrective Action Plan” means, with respect to any Project Milestone that has not been achieved on or prior to the date corresponding thereto on the Project Schedule, a written plan prepared by WST Seller to achieve such Project Milestone by a date that will allow the Commercial Operation Date to be achieved on or before the Outside Closing Date.
“Counterparty” means a party to an Assigned Contract other than either Seller.
“Credit Support” means any letters of credit, guarantees, deposits or other credit support.
“Crossing Agreements” has the meaning given to such term in the letter issued pursuant to Section 1.5(a)(v) and the definition of “Pre-Approved Real Property Agreement”, dated as of the date hereof.
“Damages” means any and all injuries, Liabilities, losses, damages, judgments, amount paid in settlement, fines, interest, Taxes, penalties, deficiencies, costs, expenses and all amounts reasonably paid in investigation, defense or settlement of any of the foregoing (including court

ANNEX 1-4

costs, reasonable fees and expenses of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings), in each case, excluding any Non-Reimbursable Damages.
“Data Room” means the virtual data room titled “3rd Party Accessible – Pattern Western Spirit (PNM)” which is hosted by Microsoft SharePoint (which for the avoidance of doubt is separate from and shall not include the Annex Data Room); provided that if such virtual data room is required, necessary or appropriate to be re-established elsewhere, then the contents of such Data Room may be re-established and maintained by WST Seller or any of its Affiliates to another virtual data room subject to the prior written consent of Buyer, not to be unreasonably withheld, conditioned or delayed.
“De Minimis Amount” has the meaning set forth in Section 10.5(f).
“Deductible Amount” has the meaning set forth in Section 10.5(f).
“Deeds” means: (a) in the case of Owned Real Property held by WST Seller, the form of special warranty deeds by which the Owned Real Property shall be conveyed by WST Seller to Buyer, which shall be substantially in the form of Annex 16A; and (b) in the case of Owned Real Property held by RETA Seller, the form of quitclaim deeds by which the Owned Real Property shall be conveyed by RETA Seller to Buyer, which shall be substantially in the form of Annex 16B.
“Deficient Settlement Agreement” has the meaning set forth in Section 6.20(a).
“Designated Representatives” has the meaning set forth in Section 6.2(f).
“Development Completion Acknowledgement” means an acknowledgement issued by Buyer in accordance with Section 1.5, substantially in the form attached hereto as Annex 9.
“Development Completion Acknowledgement Date” has the meaning set forth in Section 1.5(b).
“Development Completion Disclosure Letter” has the meaning set forth in Section 6.10(a).
“Disclosure Letters” means the Buyer Disclosure Letter and the Sellers’ Disclosure Letter.
“Dollars” or “$” means the lawful currency of the United States.
“Easement Real Property” has the meaning set forth in Section 3.10(c).
“Eminent Domain License” means an agreement substantially in the form of Annex 17, pursuant to which RETA Seller shall grant Buyer the right to use all of the Eminent Domain Property.

ANNEX 1-5

“Eminent Domain Property” means any parcels or tracts of real property that are the subject of RETA Eminent Domain Proceedings.
“Eminent Domain Property Representations” means the representations and warranties set forth in Section 3.19.
“Eminent Domain Property Transfer Date” has the meaning set forth in Section 6.20(b).
“Environmental Law” means Laws relating to (a) protection of the environment, (b) human health as it relates to exposure to Hazardous Substances, or (c) any actual or potential Release of any Hazardous Substance.
“Environmental Permits” has the meaning set forth in Section 3.11(a)(i).
“EPC Contract” means one or more agreements, including each principal engineering, procurement or construction contract with a value in excess of One Million Dollars ($1,000,000) to provide for the supply of materials and for the engineering and construction of the transmission line and associated facilities of the Project, to be executed by WST Seller and an EPC Contractor, together with any guarantee thereof or credit support to be provided thereunder, which in each case, as to relevant provisions set forth on Annex 11, include terms and conditions no less favorable to WST Seller than those set forth on Annex 11; provided that, such terms and conditions shall not be required to the extent the type of EPC Contract in question does not require such terms, as further delineated in Annex 11.
“EPC Contractor” means any contractor or supplier set forth in Section A1-EPC of Sellers’ Disclosure Letter selected by WST Seller, provided that, with respect to any supplier selected by WST Seller and marked with an asterisk in Section A1-EPC of Sellers’ Disclosure Letter, such supplier is subject to the approval of Buyer, not to be unreasonably withheld, conditioned or delayed.
“ESA” has the meaning set forth in Section 1.5(a)(iv).
“Estimated Prorated Adjustment Amount” has the meaning set forth in Section 2.6(c).
“Estimated Prorated Amount” has the meaning set forth in Section 2.6(c).
“Excluded Assets” has the meaning set forth in Section 2.2.
“Excluded Books and Records” means (a) all Organizational Documents, seals, minute books and other documents relating to the formation, maintenance and legal existence of either Seller or any of its Affiliates as legal entities, including taxpayer and other identification numbers, and documents relating to corporate compliance matters not primarily developed for the Project Assets, (b) all (i) Income Tax Tax Returns of either Seller and its Affiliates and (ii) other Tax Returns, Tax information and Tax records not primarily relating to the Project Assets or Assumed Liabilities, (c) all documents, files or other information of any kind prepared by either Seller or its Affiliates exclusively in connection with the sale of the Project Assets (including financial or other models, forecasts or projections relating to the Project Assets) or the Financing of the Project, (d) other materials, the transfer or disclosure of which is prohibited by

ANNEX 1-6

applicable Law or Contract or would constitute a waiver of attorney-client privilege or attorney work product protection, and (e) all other books and records not relating to the Project Assets or Assumed Liabilities.
“Excluded Contracts” means the Contracts set forth in Section A1-EC of Sellers’ Disclosure Letter.
“Excluded Liabilities” has the meaning set forth in Section 2.4.
“Execution Date” has the meaning set forth in the Preamble.
“FERC” means the Federal Energy Regulatory Commission or any successor.
“FERC 203 Approval” has the meaning set forth in Section 6.6(b).
“FERC 205 Approval” has the meaning set forth in Section 6.6(a).
“FERC 205 Filing Date” has the meaning set forth in Section 6.6(a).
“FERC Approvals” has the meaning set forth in Section 6.6(b).
“Final Completion” means (a) completion of all Punch List Items and achievement of “Final Completion” under and as defined in each EPC Contract in accordance therewith, and (b) a certificate certifying final completion in accordance with each EPC Contract has been delivered by the applicable EPC Contractor to, and approved by, Buyer pursuant to such EPC Contract.
“Final Completion Amount” has the meaning set forth in Section 2.5(c).
“Final Completion Date” means the date on which the Project achieves Final Completion pursuant to each EPC Contract.
“Financing” has the meaning set forth in Section 6.11(a).
“Financing Agent” means any single trustee, collateral agent, administrative agent or similar representative acting on behalf of the lenders providing the Financing or such other single representative designated in writing by WST Seller.
“Force Majeure Event” means any event or circumstance, or combination of events or circumstances, to the extent beyond the control, directly or indirectly, of the Party seeking to have its performance obligation excused thereby, which by the exercise of due diligence such Party could not reasonably have avoided and which by exercise of due diligence such party could not reasonably have overcome and has an impact which will adversely affect such Party’s ability to perform its obligations (other than payment obligations) in accordance with the terms of this Agreement, including: (a) landslide, earthquake, hurricane, flood, unusually severe and extreme storm, tornado, mudslides, lightning, unusually and severe dust or sand storms, wind shear, drought, fire or other natural disasters; (b) fire or explosions; (c) sabotage or vandalism, riot or similar civil disturbance or commotion, invasion, war (declared or undeclared) or other armed

ANNEX 1-7

conflict or acts of terrorism or public enemy; (d) epidemic or quarantine; (e) blockade, embargo or port closure; (f) air crash, shipwreck, train wrecks or other failures of delays of transportation; (g) nuclear emergency, radioactive contamination or ionizing radiation or the release of any hazardous waste or materials; (h) a strike, lockout, work stoppage or labor dispute (except where limited to any one or more of Sellers, their Affiliates or Subcontractors thereof or any other third party employed by either Seller to work on the Project); (i) environmental or other contamination at or affecting the Project; (j) the unavailability of labor, fuel, power or raw materials and any event affecting the ability of any supplier or Subcontractor (including each EPC Contractor) to fulfill its obligations to either Seller and the Project; or (k) action or inaction by any Governmental Entity to the extent not caused by the Party seeking to have its performance obligations excused thereby.
“GAAP” means generally accepted accounting principles in the United States consistently applied.
“Governmental Approvals” means the NMPRC Approval, the FERC Approvals, the HSR Clearance (if necessary), the WST Seller Approvals, the RETA Seller Approvals and the Buyer Approvals, excluding (a) any approvals required to transfer to, or reissue in the name of, Buyer any Transferred Permit or Permit Application and (b) any approvals required to assign any Assigned Contract.
“Governmental Entity” means any federal, state, local or other governmental, regulatory or administrative agency, commission, department, board, subdivision, court, tribunal or other governmental authority, including any tribal governing body and excluding RETA Seller.
“Hazardous Substance” means any substance that is listed or regulated by any Environmental Law, including any substance declared or defined to be a pollutant or a waste or declared or defined as hazardous, toxic, or radioactive under any Environmental Law.
“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended).
“HSR Clearance” has the meaning set forth in Section 6.6(c).
“Improvements” means, with respect to the applicable real property, all appurtenances to such real property, together with all buildings, structures, improvements, fixtures, component parts and other constructions on and to such real property, including all construction work in progress thereon
“Income Tax” means any Tax imposed on net income or profits, including all net income, profits, earnings, capital gain, gross receipts, excess profits or any other similar Tax imposed by a Taxing Authority, including any related interest, fine or penalties, but excluding New Mexico gross receipts tax and compensating tax.
“Indebtedness” means, without duplication, (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, (d) any material capitalized lease obligations that are required to be classified and accounted for as capitalized lease obligations under GAAP, (e) any obligations under any Contract that is an

ANNEX 1-8

interest rate swap agreement or other similar Contract, (f) any direct or indirect guaranty of any of the foregoing and (g) all accrued but unpaid interest, redemption or payment premiums or penalties and any other fees and expenses relating to any of the foregoing.
“Indemnified Group” means either a Buyer Indemnified Group or Seller Indemnified Group as the context requires.
“Indemnified Person(s)” means either a Buyer Indemnified Person or Seller Indemnified Person as the context requires.
“Indemnifying Party” has the meaning set forth in Section 10.3.
“Indemnity Holdback Amount” has the meaning set forth in Section 2.5(b).
“Independent Appraiser” has the meaning set forth in Section 2.6(a).
“Independent Engineer” means a consulting engineer listed in Section A1-IE of Sellers’ Disclosure Letter, as selected by WST Seller; provided, however, that the Independent Engineer shall not be a party to, or otherwise be responsible for reviewing any work under, any EPC Contract that is relevant for the Independent Engineer’s determination.
“Intellectual Property” means patent and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues and applications for any of the foregoing) copyrights (including any registrations and applications for any of the foregoing), trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, trade secrets, know-how, industrial designs, copyrights and other similar intellectual property rights, and trade secrets and confidential information (including confidential know-how, processes, formulae, algorithms, models and methodologies).
“Interconnection Date” means each actual date of interconnection upon which the WST Seller will physically connect its “Western Segment” and “Northern Segment” facilities to the Buyer’s Pajarito Switching Station and Clines Corners Switching Station, the projected dates of which are provided in Annex 12.
“Interim Period” means the period beginning on the Execution Date and ending at the Closing Date.
“IPRA” has the meaning set forth in Section 6.5(c).
“Isleta Right-of-Way Agreement” means that certain Transmission Line Right-Of-Way Agreement between Pueblo of Isleta and WST Seller (f/k/a Western Spirit Clean Line LLC), dated September 16, 2015.
“Knowledge” means (a) with respect to each Seller, the actual knowledge of the individuals listed under such Seller’s name in Section A1-K of Sellers’ Disclosure Letter after due inquiry and (b) with respect to Buyer, the actual knowledge of the individuals listed in Section A1-K of Buyer’s Disclosure Letter after due inquiry.

ANNEX 1-9

“kV” means kilovolt.
“Law” means, with respect to any Person, any statute, law, standard, code, principle of common law, treaty, ordinance, rule, constitution, administrative interpretation, regulation, Order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity applicable to such Person or any of its assets or properties, now in effect or hereinafter enacted, including any Environmental Law.
“Letter Agreement” means that certain letter agreement by and between Pattern Wind, WST Seller and RETA Seller, dated as of the date hereof.
“LGIAs” mean, collectively, (a) the Large Generator Interconnection Agreement to be entered into between Pattern Wind and Buyer in response to interconnection queue number IA-PNM-2018-04 and (b) the Large Generator Interconnection Agreement to be entered into between Pattern Wind and Buyer in response to an interconnection request to be submitted by Pattern Wind for Buyer’s current Definitive Interconnection System Impact Study Queue Cluster Window, in each case, in accordance with Buyer’s Large Generation Interconnection Procedures (Attachment N to the Open Access Transmission Tariff of Buyer).
“Liability” means, with respect to any Person, any liability, indebtedness or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, due or to become due.
“Liability Cap” means (a) if WST Seller is the Indemnifying Party, (i) with respect to any Claims under Section 10.2(a)(i) or Section 10.2(b)(i), as applicable (other than any breaches or inaccuracies for any Seller Fundamental Representation), ten percent (10%) of the Purchase Price and (ii) with respect to any Claims under Section 10.2(a)(i) or Section 10.2(b)(i) for any breaches or inaccuracies for any Seller Fundamental Representation, one hundred percent (100%) of the Purchase Price and (b) if Buyer is the Indemnifying Party, (i) with respect to any Claims under Section 10.2(c)(i) (other than any breaches or inaccuracies for any Buyer Fundamental Representation), ten percent (10%) of the Purchase Price and (ii) with respect to any Claims under Section 10.2(c)(i) for any breaches or inaccuracies for any Buyer Fundamental Representation, one hundred percent (100%) of the Purchase Price.
“Lien” means any mortgage, pledge, deed of trust, assessment, security interest, charge, lien, claim, restriction, option, warranty, right of first offer, right of first refusal, conditional sale or other purchase right, title defect or other encumbrance.
“Master Lease Agreement” means that certain Master Lease Agreement, by and between WST Seller and RETA Seller, dated as of the date hereof.
“Material Adverse Effect” means any change, event, circumstance, development, occurrence or effect that, individually or in the aggregate with any other change, event, circumstance, development, occurrence or effect has had or would reasonably be expected to have a materially adverse effect on, the business, liabilities, operations or condition (financial or otherwise) of WST Seller or the Project Assets and the Assumed Liabilities, taken as a whole, except for any such change or event resulting from or arising out of (a) changes in economic conditions generally or in the industries in which the Project operates, whether international,

ANNEX 1-10

national, regional or local, (b) changes in international, national or regional wholesale or retail markets (including market description or pricing) for energy, electricity or ancillary services, including those due to actions by competitors or changes in international, national or regional electric transmission or distribution systems, including the operation or condition thereof, (c) changes in general regulatory or political conditions, including any acts of war, civil unrest or terrorist activities (or similar activities), (d) any changes in the costs of commodities, services, equipment, materials or supplies, including fuel and other consumables, or changes in the price of energy, capacity or ancillary services, (e) natural disasters, (f) any change in Law, accounting standards or regulatory policy adopted or approved by any Governmental Entity, (g) any changes or adverse conditions in securities markets, interest rate or currency exchange rates, (h) any actions specifically required to be taken or consented to pursuant to or in accordance with this Agreement, (i) the execution and delivery of this Agreement, the identity of Buyer, the Transactions or the announcement thereof, or (j) any failure to meet any estimates or budgets for any period; provided that, in the case of clauses (a) through (g) of this definition, such changes or events do not disproportionately impact the Project relative to other electric transmission facilities.
“Maximum Purchase Price” has the meaning set forth in Section 2.5(a).
“MOU” means that certain Amended and Restated Memorandum of Understanding, dated January 3, 2019, among Buyer, WST Seller and RETA Seller.
“NMAC” means the New Mexico Administrative Code.
“NMPRC” means the New Mexico Public Regulation Commission or any successor.
“NMPRC Approval” means a final, non-appealable order issued by the NMPRC approving Buyer’s acquisition of the Project pursuant to NMSA 1978, Section 62-6-12.
“NMSA 1978” means the official 1978 compilation of the New Mexico Statutes Annotated.
“NMTRD” means the New Mexico Taxation and Revenue Department.
“Non-Income Tax” means Taxes other than (a) Income Taxes or (b) Transfer Taxes incurred in connection with this Agreement and the Transactions.
“Non-Reimbursable Damages” means consequential, special, incidental, exemplary or punitive damages (other than consequential, special, incidental or punitive damages awarded to a third party pursuant to a third-party Claim) or for a diminution in value or lost business opportunity that arise out of or relate to this Agreement or the performance or breach hereof or any liability assumed hereunder.
“Non-State Lands Real Property Assignment Agreement” has the meaning set forth in Section 2.9(d).
“One Year Anniversary” has the meaning set forth in Section 2.5(d).

ANNEX 1-11

“One Year Anniversary Amount” has the meaning set forth in Section 2.5(d).
“Order” means any award, decision, injunction, judgment, order, writ, decree, ruling, subpoena or verdict entered, issued, made or rendered by any Governmental Entity that possesses competent jurisdiction (in each case, whether preliminary or final).
“Organizational Documents” means, (a) with respect to any corporation, its articles or certificate of incorporation and bylaws, (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance, (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.
“Outside Closing Date” means the date designated as the “Outside Closing Date” on Annex 12, as such date may be extended in accordance with the terms of this Agreement.
“Owned Real Property” has the meaning set forth in Section 3.10(a).
“Party” means one of the parties to this Agreement, its successors and permitted assigns.
“Pattern Wind” means Pattern New Mexico Wind LLC, a Delaware limited liability company.
“Permit” means any license, permit, certificate, authorization, approval and registration, in each case, issued or granted by a Governmental Entity, including any Environmental Permit, but excluding, for the avoidance of doubt, any order or decision issued by a court in connection with any eminent domain proceeding for the acquisition of any rights-of-way, easements or other real property for the Project by RETA Seller.
“Permit Applications” has the meaning set forth in Section 2.1(c).
“Permitted Lien” means (a) any Lien for Taxes not yet due or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) any mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Lien arising in connection with the construction and development of the Project (i) not yet due or delinquent, (ii) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (iii) for which WST Seller has provided a statutory bond or similar court action as indemnity or security for such Lien, (c) any Lien to be released on or prior to the Closing, (d) zoning, planning and other similar limitations and restrictions, and all rights of any Governmental Entity to regulate the Real Property, but only to the extent no violations (other than technical violations and violations in connection with the subdivision regulation process) exist at Closing, (e) any Lien granted to the Financing Agent or any other Person in connection with the Financing (so long as such Liens are fully released at or prior to Closing), (f) any statutory right of redemption or other Lien, imperfection or irregularities of title with respect to any Real Property acquired at a delinquent property tax auction and (g) any other Lien,

ANNEX 1-12

imperfections or irregularities of title, rights-of-way, easements, servitudes, restrictions, covenants and other similar non-monetary matters of record that (i) are disclosed on any title commitments or policies or surveys delivered to the Financing Agent in connection with the Financing or on the Survey or (ii) (A) does not and would not reasonably be expected to, individually or in the aggregate materially detract from the value or use of the assets to which they attach and (B) does not, and would not be reasonably be expected to, individually or in the aggregate, materially interfere with the use or operation of the subject asset or the Project.
“Person” means an individual, Indian tribe or nation, partnership, joint venture, corporation, limited liability company, trust, association or unincorporated organization or any Governmental Entity.
“Post-Closing Period” means any period (including any Tax period) beginning after the Closing Date and that portion of any Straddle Period beginning the day after the Closing Date.
“Post-Closing Security” means an unconditional, irrevocable letter of credit in the amount the Indemnity Holdback Amount from a bank having an office in the United States, including a U.S. branch of a foreign commercial bank, and having a credit rating of at least A- by Standard & Poor’s Ratings Group and at least A3 by Moody’s Investors Service, Inc., and total assets of at least Ten Billion Dollars ($10,000,000,000), which letter of credit (a) shall include the right for Buyer to draw upon such letter of credit in the event an indemnified Claim results in a payment due to Buyer in accordance with Section 10.3, and (b) shall be kept in effect for a period expiring on the eighteenth (18th) month anniversary of the Closing Date.
“Pre-Approved Real Property Agreement” means (a) any agreement substantially in the form of an agreement attached hereto as Annex 15; provided that, such agreement may include any provision expressly approved by Buyer in writing, (b) any easements or rights-of-way granted by the New Mexico Commissioner of Public Lands and (c) any Crossing Agreements.
“Pre-Closing Period” means any period (including any Tax period) ending on or before the Closing Date and that portion of any Straddle Period ending on Closing Date.
“Private Letter Ruling” means a letter ruling by the NMTRD finding that where (a) WST Seller contracts with a single EPC Contractor that acts as construction manager, as contracting agent for other EPC Contractors, and as the single point of contact for Buyer relating to all other EPC Contracts following the Closing, (b) in such contracting agent role, such EPC Contractor enters into contracts with WST Seller on behalf of the other EPC Contractors as a true disclosed agent, (c) in such construction manager role, such EPC Contractor coordinates the administration of all other EPC Contracts (including the administration of warranty claims thereunder), and (d) such EPC Contractor takes full responsibility for the design of the Project, all warranties related to the Project and all schedule obligations under all other EPC Contracts, the receipts derived from the sale of services or equipment by such other EPC Contractors to WST Seller are deductible from gross receipts taxes pursuant to NMSA §§7-9-101 and 7-9-103 and the value of equipment purchased by WST Seller from such other EPC Contractors is deductible from compensating taxes pursuant to NMSA §7-9-102 (provided that the requirements of those sections are otherwise met).

ANNEX 1-13

“Project” has the meaning set forth in the Recitals.
“Project Assets” has the meaning set forth in Section 2.1.
“Project Costs” means: (a) the cost of developing, designing, engineering, equipping, procuring, constructing, starting up, commissioning, acquiring and testing the Project (but excluding any operating costs unrelated thereto which are incurred during the Interim Period), including the cost of all labor, services, materials, supplies, equipment, tools, transportation, supervision, storage, training, construction contingency, demolition, site preparation, civil works and remediation in connection therewith (reduced to the net book value of such operating assets depreciated during the Interim Period); (b) the cost of acquiring and using any lease, easement, right-of-way and any other necessary interest in the Project Site; (c) real and personal property taxes, ad valorem taxes, sales, use and excise taxes, Transfer Taxes and insurance (including title insurance) premiums payable with respect to the Project; (d) interest payable on any construction loan and financing-related fees and costs; (e) the costs of acquiring Permits for the Project; (f) all general and administrative costs of Sellers attributable to the Project prior to and during the construction of the Project; (g) the costs and expenses associated with any damage or destruction of or to the Project due to theft, expropriation, seizure, destruction, damage, fire, earthquake, flood, the elements or other cause or casualty; and (h) all other fees, costs and expenses (including any costs incurred at the sole cost and expense of WST Seller pursuant to this Agreement) relating to the viability, development, construction, energization, acquisition, sale and construction financing of the Project, including financial, legal and consulting fees, costs and expenses, in each case of clauses (a) through (g), to the extent such costs, fees, expenses and taxes are actually incurred and verifiable or substantiated by WST Seller.
“Project Milestones” means the events set forth on the Project Schedule that are the responsibility of WST Seller and the corresponding dates by which events must be achieved as set forth on the Project Schedule, and as such dates may be modified in accordance with the terms of this Agreement.
“Project Schedule” means the Project Schedule attached hereto as Annex 12, as revised in accordance with the terms of this Agreement or otherwise revised from time to time by the agreement of the Parties in writing.
“Project Site” means the Project Site described in Annex 3.
“Property Tax” means all real property Taxes, personal property Taxes and similar ad valorem Taxes, including possessory interest taxes imposed by the Pueblo of Isleta (but excluding, for the avoidance of doubt, any Transfer Taxes).
“Prorated Amount” means (a) with respect to any Prorated Item that is a prepayment, the amount allocable to the Post-Closing Period that was paid by WST Seller prior to the Closing and (b) with respect to any other Prorated Item, the amount (expressed as a negative number) allocable to the Pre-Closing Period, whether or not then due and payable, that was not paid by WST Seller prior to the Closing, excluding, for the avoidance of doubt, any amount paid by WST Seller in the Post-Closing Period directly to the applicable third party, in each case,

ANNEX 1-14

prorated in accordance with the methodology specified in Section 2.6 with respect to such Prorated Item.
“Prorated Difference” has the meaning set forth in Section 2.6(d).
“Prorated Items” has the meaning set forth in Section 2.6(b).
“Prudent Utility Practice” means any practices, methods, standards, guides or acts, as applicable, that (a) are generally accepted in the United States during the relevant time period in the electric transmission industry, (b) are commonly used in prudent utility engineering, construction, project management and operations or (c) would be used or taken if the Project is to be constructed at a reasonable cost in a manner consistent with Laws, Orders and Specifications applicable to the Project and the objectives of reliability, safety, environmental protection, economy and expediency. “Prudent Utility Practice” includes acceptable practices, methods or acts generally accepted in the United States and is not limited to the optimum practices, methods or acts to the exclusion of all others.
“Punch List Items” means, in accordance with Annex 11, those non-material incidental items of work that remain to be completed under an EPC Contract and those items of completed work under an EPC Contract that have been completed but that contain non-material incidental defects or deficiencies that remain to be corrected, in each case, after the Closing Date. For the avoidance of doubt, in each case above, any item of work that is necessary for the energization of the Project shall not be permitted to be a Punch List Item.
“Purchase Price” has the meaning set forth in Section 2.5(a).
“Purchase Price Allocation” has the meaning set forth in Section 2.6(a).
“Real Property” has the meaning set forth in Section 3.10(c).
“Real Property Agreement” has the meaning set forth in Section 3.10(c).
“Real Property Assignment Agreement” has the meaning set forth in Section 2.9(e).
“Recoveries” has the meaning set forth in Section 10.5(d).
“Reimbursement Notice” has the meaning set forth in Section 2.6(d).
“Release” has the meaning set forth in 42 U.S.C. Section 9601(22).
“Representatives” means the officers, directors, managers, employees, counsel, accountants, financial advisers, consultants and other agents and authorized representatives of a Person acting on behalf of such Person.
“RETA Eminent Domain Proceedings” has the meaning set forth in Section 6.20(a).
“RETA Seller” has the meaning set forth in the Preamble.
“RETA Seller Approvals” has the meaning set forth in Section 4.4.

ANNEX 1-15

“RETA Seller Consents” has the meaning set forth in Section 4.3.
“RETA Seller Fundamental Representations” means the representations and warranties of RETA Seller set forth in Section 4.1 (Organization and Existence), Section 4.2 (Authorization), Section 4.3(a) (Noncontravention) and Section 4.7 (Brokers).
“Seller” and “Sellers” have the meaning set forth in the Preamble.
“Seller Burdensome Condition” means any requirement, obligation or condition imposed by FERC or the NMPRC on WST Seller, its Affiliates or the Project as a condition of granting the FERC 203 Approval, FERC 205 Approval or NMPRC Approval, as applicable, which requirement, obligation or condition would: (a) impose a material limitation on the Project Costs allowed to be included in the incremental rates sought by Buyer, in the case of the FERC 205 Approval, or paid by Buyer pursuant to this Agreement, in the case of the FERC 203 Approval or the NMPRC Approval (in each case, subject to Section 6.6(i)); (b) require the divestiture of any portion of the Project Assets or other assets or businesses of WST Seller or its Affiliates (other than any immaterial portion of the Project Assets or other immaterial assets of businesses of WST Seller or its Affiliates); or (c) otherwise result in or require WST Seller or its Affiliates to take on risks, responsibilities or Liabilities (other than any immaterial risks, responsibilities or Liabilities) that were not anticipated or expected pursuant to this Agreement .
“Seller Fundamental Representations” means the RETA Seller Fundamental Representations and the WST Seller Fundamental Representations.
“Seller Indemnified Group” means collectively, each Seller and each other Indemnified Person with respect to each Seller.
“Seller Indemnified Person(s)” means each Seller and each of its shareholders, members, Representatives and Affiliates.
“Sellers’ Disclosure Letter” means that certain Disclosure Letter prepared by Sellers and delivered to Buyer as of the Execution Date, as may be updated, amended or supplemented pursuant to Section 6.10, which includes the Development Completion Disclosure Letter.
“Specifications” means the Project’s technical specifications, as set forth in Annex 2.
“Specified Land Payments” means (a) any “Annual ROW Payment” due from and after the Closing Date pursuant to and as defined in the Isleta Right-of-Way Agreement and (b) any payments due from and after the Closing Date pursuant to any easement or right-of-way granted by the New Mexico Commissioner of Public Lands.
“State Lands Assignment Agreement” has the meaning set forth in Section 2.9(e).
“Straddle Period” means any period (including any Tax period) that begins on or before and ends after the Closing Date.
“Subcontract” means any Contract for performance of any of the work and services required in connection with the development, construction, financing, energization and testing of

ANNEX 1-16

the Project entered into with a Subcontractor, including any Person at any tier with whom any Subcontractor has further subcontracted any part of such work and services.
“Subcontractor” means any Person, of any tier (other than either Seller, but including any Affiliate of either Seller), including any vendor or supplier, that performs any of the work and services required in connection with the development, construction, financing, energization and testing of the Project, on behalf of either Seller, in furtherance of such Seller’s obligations under this Agreement.
“Survey” has the meaning set forth in Section 1.5(a)(vi).
“Tax” or “Taxes” means any federal, state, local, tribal or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property (including assessments, fees or other charges based on the use or ownership of real property), personal property, sales, use, transfer, registration, value added, possessory interest (including possessory interest taxes imposed by the Pueblo of Isleta), alternative or add-on minimum, estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto.
“Tax Return” means any return, report, information return, declaration, statement, claim for refund or other document (including any schedule or related or supporting information) supplied or required to be supplied to any Taxing Authority with respect to Taxes, including amendments or supplements thereto.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax and the agency (if any) charged with the assessment, determination or collection of such Tax for such entity or subdivision.
“Third Person” means a Person other than a Seller, Buyer or an Affiliate of any of them.
“Third Person Claim” means a Claim brought by a Third Person.
“Title Company” means Fidelity National Title Insurance Company, Chicago Title Insurance Company, Stewart Title Guaranty Company, First American Title Insurance Company or any other title insurance company accepted by the Financing Agent, or any combination of the foregoing, as selected by WST Seller.
“Title Insurance Commitment” has the meaning set forth in Section 6.12(b).
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.
“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, real property transfer, recording, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes, duties, fees or charges, including New Mexico gross receipts taxes and compensating taxes.

ANNEX 1-17

“Transferred Permits” has the meaning set forth in Section 2.1(c).
“Transmission Service Agreements” mean the transmission services agreements tendered by Buyer to Pattern Wind in response to the transmission service requests with “Assign Ref” numbers 88265584, 88265674, 88265693 and 88265703.
“Treasury Regulations” means the U.S. federal Income Tax regulations promulgated by the United States Department of the Treasury or any successor department under the Code.
“Update” has the meaning set forth in Section 6.10(d).
“Wires-to-Wires Agreement” means either (a) an amendment to, or amendment and restatement of, the Transmission Construction and Interconnection Agreement, by and between WST Seller (f/k/a Western Spirit Clean Line LLC) and Buyer, dated November 1, 2017, as amended by that certain letter from WST Seller to Buyer dated January 31, 2019 or (b) a new Transmission Construction and Interconnection Agreement to be entered into between Buyer and WST Seller, on substantially similar terms to the agreement described in clause (a) or such other terms as are reasonably acceptable to WST Seller.
“WST Seller” has the meaning set forth in the Preamble.
“WST Seller Approvals” has the meaning set forth in Section 3.4.
“WST Seller Consents” has the meaning set forth in Section 3.3.
“WST Seller Fundamental Representations” means the representations and warranties of WST Seller set forth in Section 3.1 (Organization and Existence), Section 3.2 (Authorization), Section 3.3(a) (Noncontravention), Section 3.8(a) (Title to Project Assets), and Section 3.16 (Brokers).
“WST Seller Parent Guaranty” means the Guaranty, dated as of the Execution Date, made by Pattern Renewables 2 LP in favor of Buyer.

ANNEX 1-18